19


08002645

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Steel Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 21 2008
THOMSON REUTERS

FILE NO. 82- 05775 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/19/08

ARLS
3-31-08

Financial Results for Fiscal 2007

(April 1, 2007 to March 31, 2008)

Nippon Steel Corporation

April 25, 2008

1. Nippon Steel Consolidated Operating Results

(1) Operating Results Analysis

Operating Highlights for Fiscal 2007
Overview of Conditions in Fiscal 2007

Despite signs of deceleration in the U.S. economy due to the credit contraction sparked by the U.S. subprime loan problem, the global economy as a whole continued a fundamental trend of expansion as emerging countries—led by Brazil, Russia, India, and China (the BRICs) —achieved GDP growth.

Against the backdrop of global economic expansion, the Japanese economy sustained a gradual recovery led by external demand and capital investments.

Amid these conditions, the overall supply/demand picture in the steel market continued to be tight, owing to a worldwide rise in demand as well as to further growth in Japanese demand for products centered on high grade steel from manufacturing industries that are sustaining high levels of business activities. As a result, Japan's crude steel production in fiscal 2007, ended March 31, 2008, increased to 121.52 million metric tons, exceeding the previous year's level by 3.77 million metric tons. This is a new record high level of production volume, surpassing the previous record level of 120.02 million metric tons attained in fiscal 1973.

The Nippon Steel Group embarked from the previous fiscal year on a Medium-Term Consolidated Business Plan that runs for three years through to the end of fiscal 2008, and earnings in the first year of the plan exceeded targets. During fiscal 2007—the second year of the plan—however, the global economic expansion caused a general trend of increase in commodity prices, and tight markets for steelmaking raw materials led to higher prices, which led to cost increases that were greater than expected. In light of these cost increases and other factors, the Group has been developing its operations in a profitability environment that is undergoing great change.

In view of this, the Group's steelmaking and steel fabrication business and five non-steel businesses—engineering and construction, urban development, chemicals, new materials, and system solutions—are each seeking to quickly respond to changing operating environment conditions and further strengthen profitability through autonomous management efforts in their respective fields. In this way, the Group has moved forward with business promotion measures designed to enable sustained growth as well as a further increase in the Group's corporate value.

Performance Review by Business Area in Fiscal 2007

An overview of operating performance by business segment is as shown below.

(Billions of yen)

	Net sales		Operating profit	
Fiscal Year	**FY07**	FY06	**FY07**	FY06
Steelmaking and steel fabrication	**3,994.5**	3,482.3	**475.9**	514.5
Engineering and construction	**359.8**	367.9	**21.4**	13.0
Urban development	**93.8**	94.3	**12.6**	14.3
Chemicals	**289.0**	318.7	**21.0**	23.6
New materials	**76.1**	65.6	**0.5**	3.1
System solutions	**165.3**	156.5	**14.7**	13.9
Total	**4,978.7**	4,485.5	**546.4**	582.6
Elimination of inter-segment transactions	**(151.8)**	(183.4)	**(0.8)**	(2.5)
Consolidated total	**4,826.9**	4,302.1	**545.5**	580.0

Steelmaking and Steel Fabrication

Regarding the overseas steel market, although U.S. demand weakened, demand in other regions continued to be abundant, reflecting the economic growth of emerging countries centered on the BRICs. Moreover, while China has greatly increased its production capacity, Chinese steel exports have fallen off due to export restrictions the government has put into place. As a result, market conditions were generally tight.

With respect to the domestic steel market, the amendment of the building code reduced the level of some types of construction activity and lowered related demand for certain steel construction materials, but overall demand continued to be robust, especially from the automotive, shipbuilding, machinery, and other manufacturing industries due to expanding demand overseas.

Amid the continued abundant demand for steel, the Company steadily implemented facilities countermeasures, particularly those for responding to rising demand for high grade steel. To promote increases in production and shipment capacities, the countermeasures encompassed numerous moves to shrink work periods and increase efficiency through comprehensive operational reforms covering all frontline operations from order taking through shipment dispatching. During fiscal 2007, we completed such projects as the construction of the No. 5 coke oven at the Oita Works, the expansion and relining of the No. 1 blast furnace at the Nagoya Works, and construction of a new basic oxygen furnace at the Nagoya Works, and these new and expanded facilities were placed in operation. Regarding products for the domestic construction market segment, in which the level of activity has declined, and other market segments in the commodity-grade steel product field, we have worked to make flexible responses through such efforts as those to monitor trends in.real demand and inventory levels as well as make decisions to reduce production levels when necessary.

Since the latter half of the fiscal year, however, the challenges stemming from tight markets and surging prices for such items as crude oil, steel scrap, nonferrous metals, and ocean freight were supplemented by a sharp tightening of market conditions for coking coal resulting from such factors as two heavy rainstorms in Australia during the first two months of 2008 and a cold wave in China that spurred China to institute coal export restrictions. These situations increased procurement costs. The Company continued striving to maximize the efficaciousness of its autonomous efforts to reduce costs, expanded its production and shipment volumes of high grade steel, and moved ahead with steel materials price revisions, but the procurement cost rises accompanying the increase in raw materials costs and ocean freight costs were considerably more rapid and larger than had previously been anticipated.

Amid these rapid and sharp changes in its operating environment, the Company is projecting that growth in the global economy over the medium-to-long term will be accompanied by a rise in demand for steel. In view of this, the Nippon Steel Group is continuing its efforts to further reinforce its consolidated management base by moving ahead with such measures as those involving the reorganization of Group companies as well as the arrangement of joint businesses and production systems in cooperation with its domestic and overseas partners in business alliances.

Specifically, during fiscal 2007, the Company moved ahead with such initiatives as those to convert Nippon Steel Drum Co., Ltd., and Hokkai Koki Co., Ltd., into wholly owned subsidiaries and make Godo Steel, Ltd., an equity-method affiliate. We deepened and expanded our alliances with Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd., through such measures as those regarding the cooperative use of facilities and mutual supply arrangements for semi-finished products, and all three allies supplemented their cross-shareholdings as a means of further strengthening the alliance. Overseas, we are supporting the expansion investment plan of our Brazilian-based equity-method affiliate, Usinas Siderúrgicas de Minas Gerais S.A. (USIMINAS), including plans for the construction of a new steelworks for semi-finished steel, while in China we are expanding the capacity of a joint venture with Baoshan Iron & Steel Co., Ltd., and ArcelorMittal that manufactures and sells automotive steel sheets. In these and other ways, we have been progressively strengthening and expanding our global supply systems.

In addition, regarding the Company's interests in overseas coal and ferrous ore mines, we have decided to invest in the upgrade of mining equipment and expansion of capacity in a new area (Mesa A) of the Robe River mine in Australia and at the Moranbah North coal mines in Australia, and we are proceeding with various other measures aimed at ensuring the long-term stability of our supplies of raw materials.

Regarding product development, the Company is seeking to further increase the sophistication of its technologies and striving to concertedly wield manufacturing, marketing, technical, and research units to meet customer needs. We are proactively moving ahead with various joint development projects in cooperation with customers. During fiscal 2007, these projects generated many results, including the development and commercialization of the world's first highly corrosion-resistant steel plate adopted for use on crude oil tankers.

As for environmental activities, the Japan Iron and Steel Federation (JISF) has drafted a voluntary action plan that calls for reducing energy consumption to approximately 10% below the fiscal 1990 level by 2010, and we are pressing forward on many fronts to achieve the plan's targets, including measures to recover waste heat; use by-product gases; reuse waste plastic and tires as raw materials;

and reline blast furnaces and other aging facilities to boost efficiency. Moreover, as part of a strategic alliance with Korea-based POSCO, we established a joint venture to utilize dry-dust recycling technologies and provide direct reduced iron (DRI) supplies. Plans call for the joint venture to construct and operate Nippon Steel type DRI making and dry-dust recycling equipment at POSCO plants in Korea and supply DRI to both its parent companies. By promoting more-efficient use of steelmaking raw materials as well as recycling, the project is expected to reduce CO_2 emissions and enable the receipt of Clean Development Mechanism (CDM) emission rights

Engineering and Construction
In the engineering and construction business, Nippon Steel Engineering Co., Ltd., obtained numerous new orders to maintain a large order backlog, just as in the previous fiscal year, and generated a record-high level of earnings. In Japan, Nippon Steel Engineering is focusing on solutions-based marketing, particularly in waste treatment facility projects for which public finance initiative (PFI) methods are applicable, along with steel production plant and large-scale distribution facility construction projects. Outside Japan, this business is focusing on securing orders for energy development related projects in Southeast Asia, where demand is burgeoning.

Urban Development
In the urban development business, Nippon Steel City Produce, Inc., the Group's real estate developer, focuses on the property value revitalization business. This business encompasses the planning, proposal, and promotion of projects to redevelop idle land owned by Group companies. It also includes operating as a developer with special expertise to handle the redevelopment of urban districts, the reconstruction of condominiums, and other activities. In fiscal 2007, Nippon Steel City Produce completed a large-scale commercial facility—MORUE Nakajima complex—on the former grounds of the Muroran Works. Also completed was the Livio Higashida Ville Courte I residential district within the Yawata-Higashida development project in Kitakyushu, which was the first such project in Japan to be selected by the Ministry of the Environment for recognition as an environment-friendly residential community that realizes a 20% reduction in CO_2 emissions.

Chemicals
In the chemicals business, Nippon Steel Chemical Co., Ltd., faced intensifying competition in the electronics materials field and, from the latter half of the year, also was impacted by such factors as the surging prices of crude oil, naphtha, and other raw materials and the deterioration of supply-demand conditions in chemicals markets. However, the company maintained overall profits at approximately the previous year's level thanks to positive conditions for operations centered on business in the fields of coal tar and carbon materials. To strengthen and expand its operations in the coal tar, carbon materials, and chemicals fields, Nippon Steel Chemical has worked to increase its capacity for various products, and it also worked during fiscal 2007 to enhance the structure of its operations through such initiatives as that to begin the construction of a manufacturing facility for SealPlus, a transparent material that is highly heat resistant.

New Materials
In the new materials business, earnings at the Nippon Steel Materials Co., Ltd., Group were depressed by factors that included the unexpectedly lengthy protraction of an adjustment period in the semiconductor market, a key source of demand, along with a delay in the start of operations at the factory of NS Solar Material Co., Ltd., which will soon begin manufacturing and marketing solar cell polycrystalline silicon products. In contrast, in the basic industrial components and

materials field, orders for pitch-based carbon fiber and materials, in particular, have been strong due to robust demand worldwide.

System Solutions
In the system solutions business, the NS Solutions Group is focusing on system life cycle (SLC) total solutions, which encompass the planning, configuration, operation, and maintenance of IT systems. NS Solutions is also leveraging its sophisticated system development technologies to create and provide highly differentiated and competitive solution services. In fiscal 2007, NS Solutions achieved a strong performance by providing numerous solutions to a diverse range of customers, particularly customers in the financial industry and public sector.

Sales and Earnings
In fiscal 2007, the Company benefited from a rise in its steel products shipment volume and the revision of their selling prices. On a consolidated basis in fiscal 2007, net sales came to ¥ 4,826.9 billion, up ¥ 524.8 billion compared with fiscal 2006, achieving net sales increases for six consecutive fiscal years and record-high net sales for four consecutive fiscal years. However, it is also faced such challenges as those associated with large surges in raw materials procurement costs. Operating profit came to ¥ 545.5 billion, down ¥ 34.5 billion from the level in fiscal 2006, and ordinary profit came to ¥ 564.1 billion, down ¥33.5 billion versus the level in fiscal 2006. Net income came to ¥ 354.9 billion, up ¥ 3.8 billion versus the level in fiscal 2006, achieving net income increases for five consecutive fiscal years and record-high net income for four consecutive fiscal years.

On a non-consolidated basis in fiscal 2007, net sales came to ¥ 2,782.9 billion, up ¥220.0 billion compared with fiscal 2006; operating profit came to ¥ 376.1 billion, down ¥ 26.1 billion from the level in fiscal 2006; ordinary profit came to ¥ 353.1 billion, down ¥36.6 billion from the level in fiscal 2006; and net income came to ¥ 235.8 billion, down ¥ 12.9 billion from the level in fiscal 2006.

Purchases of Company Stock
Based on approval granted by the Board of Directors for share buybacks at a meeting held on March 1, 2007, the Company spent about ¥100 billion in total to repurchase 119,930,000 of its own shares from March 22, 2007, through June 20, 2007.

Fiscal 2008 Outlook
Global demand for steel is projected to grow approximately 7%, mainly due to growth in demand from the BRICs, and Japanese consumption of steel materials is also expected to show an increase centered on manufacturing industries. These situations are expected to keep the overall supply/demand picture in the domestic and overseas steel markets tight. Against this backdrop, the structural problem of tight supply/demand relationships for raw materials, particularly in the case of coking coal is becoming more severe. Spot prices for coking coal during fiscal 2007 shot up to levels roughly three times as high as levels in the previous fiscal year, owing to special circumstances that greatly reduced shipments, such as heavy rains in eastern Australia and heavy snows in China. As this had spurred major European steel companies and the Australia-based BHP Billiton Mitsubishi Alliance (BMA) to agree on coking coal prices three times their fiscal 2007 levels, the Company also agreed to the new price levels in early April 2008 in accordance with its emphasis on ensuring supplies of coking coal and sustaining stable production and supplies of steel

materials. As a result, because the currently projected cost of coking coal is considerably higher than previously anticipated, the Company has adopted the policy of explaining this situation to its customers and requesting that customers agree to adjust prices in line with the new conditions.

There remain many uncertainties regarding the prospective prices of such raw materials as iron ore and coal, and negotiations regarding the adjustment of the Company's selling prices are ongoing. In view of the many undetermined factors, the Company is tentatively projecting a consolidated net ordinary profit of ¥ 370 billion in fiscal 2008, but the Company will do its utmost to maximize the benefits of its own self-help efforts while also seeking to gain the understanding of its customers with respect to the need to adjust selling prices and improve its more earnings.

(2) Financial Analysis

(Analysis of Assets, Liabilities, Net Assets, and Cash Flows)
Nippon Steel harnessed ¥525.7 billion in net cash provided by operating activities to meet robust demand centered on high-grade steel. To drive earnings growth, the Company spent ¥297.8 billion on capital expenditures aimed primarily at expanding production capacity. Nippon Steel also invested ¥195.5 billion to strengthen alliances with Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd., convert Godo Steel, Ltd., into an equity-method affiliate, convert Oji Steel Co., Ltd., into a consolidated subsidiary, and take other measures to enhance Group management as well as to strengthen and expand business alliances with users.

Reflecting dividend payments of ¥69.9 billion from distributable earnings and treasury stock purchases of ¥93.4 billion, the Group's total interest-bearing debt was ¥1,192.0 billion, down ¥21.0 billion from the end of fiscal 2006. By contrast, net worth came to ¥1,908.7billion, up ¥15.8 billion from the end of fiscal 2006. As a result, the ratio of interest-bearing debt to net assets (debt-to-equity ratio) improved 0.02 percentage point, to 0.62.

As a result, total consolidated assets were ¥5,193.4 billion, compared with ¥5,344.9 billion at the end of fiscal 2006, a decrease of ¥151.4 billion. This reflected a ¥91.8 billion drop in investments and others because of a ¥341.2 billion decrease in unrealized gains on investment securities that accompanied a general drop in stock prices and exceeded the amount of new investments executed. It also reflected such factors as the drawing down of cash deposits by ¥120.6billion.

Total liabilities amounted to ¥2,779.5 billion, down ¥196.1 billion from ¥2,975.6 billion a year earlier. This increase reflected a ¥21.0 billion decrease in interest-bearing debt and a ¥114.9 billion fall in deferred tax liabilities stemming from a decrease in unrealized gains on investment securities.

Net assets stood at ¥2,413.9 billion, up ¥44.7billion compared with ¥2,369.2 billion at the end of fiscal 2006. Items contributing to this increase include a gain of ¥354.9 billion in consolidated net income, which largely offset such countervailing factors as ¥69.9 billion in cash dividend payments, ¥93.4 billion in share buybacks, and a ¥203.3 billion decrease in unrealized gains on other marketable securities.

(3) Trends in Cash Flow Indicators

Fiscal year	2003	2004	2005	2006	2007
Ratio of net worth (%)	25.3	30.7	36.9	35.4	36.8
Ratio of net worth at market price (%)	44.3	47.2	66.7	99.1	61.2
Debt redemption term (years)	5.4	2.4	3.1	2.5	2.3
Interest coverage ratio (times)	12.0	24.9	23.7	31.1	30.2

Notes:
Ratio of net worth: Net worth (net assets – minority interests)/Total assets
Ratio of net worth at market price: Current aggregate value of shares/Total assets
Debt redemption term: Interest-bearing debt/Cash flows from operating activities
Interest coverage ratio: Cash flows from operating activities/Interest expenses

* Each indicator is calculated from the figures in the consolidated financial statements.
* Current aggregate value of shares is calculated by multiplying the common stock price at term-end by the number of shares outstanding at term-end.
* Interest-bearing debt cover all debt bearing interest (short-term loans, commercial paper, corporate bonds due within one year, convertible bonds due within one year, corporate bonds, other convertible bonds, and long-term loans).
* Cash flow figures from operating activities in the consolidated statements of cash flows are used, and interest expense figures from the consolidated statements of cash flows are used.

(4) Basic Profit Distribution Policy and Dividends in Fiscal 2007 and Fiscal 2008

Nippon Steel's basic profit distribution policy is to pay dividends from distributable funds while based on the consideration of the consolidated operating results of each fiscal year and such factors as capital requirements for investment and other activities aimed at raising corporate value and performance prospects while also endeavoring to further reinforce the Company's financial structure. The Company has set itself the consolidated payout ratio target of approximately 20% (non-consolidated payout ratio target of approximately 30%) for use as an indicator for the distribution of profits based on due consideration of consolidated operating results. However, because the Company's top priority for the time being is to improve the corporate financial structure, a temporary target of approximately 15%-20% is in effect for the consolidated payout ratio (non-consolidated payout ratio at approximately 20%-30%), which is slightly lower than the above-indicated standard level. Thus, for the time being, interim and year-end dividends are to be implemented so as to keep the consolidated payout ratio within those target ranges.

The level of interim dividends is set based on the consideration of the dividend policy for the fiscal year, the interim performance figures, and the forecast for performance for the full fiscal year.

Regarding year-end dividends, in accordance with the basic profit distribution policy described above, the Company intends to pay a dividend of ¥6 per share. Together with interim dividends of ¥5 per share, dividends for the fiscal year as a whole will amount to ¥11 per share, or ¥1 per share higher than the level in the previous fiscal year (This level corresponds to a consolidated payout ratio target of 19.5% and a non-consolidated payout ratio target of 29.4%.).

Regarding dividends for fiscal 2008, the Company will consider the optimal level of dividends in accordance with the basic profit distribution policy described above but has not yet made a decision about the specific level.

Financial Statements

Consolidated Financial Statements :

Non-Consolidated Financial Statements :

Consolidated Balance Sheets

Nippon Steel Corporation and Consolidated Subsidiaries

As of March 31, 2008 and 2007

	Millions of yen	
ASSETS	**2008**	2007
Current assets :		
Cash and bank deposits	**159,455**	280,117
Notes and accounts receivable	**516,858**	597,155
Marketable securities	**9,015**	8,714
Inventories	**867,157**	789,486
Deferred tax assets	**65,592**	69,533
Other	**142,031**	117,227
Less: Allowance for doubtful accounts	**(7,685)**	(12,045)
Total current assets	**1,752,424**	1,850,188
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	**468,315**	456,587
Machinery and equipment	**959,955**	894,202
Land	**319,651**	324,160
Construction in progress	**76,801**	104,138
	1,824,724	1,779,089
Intangible fixed assets :		
Patents and utility rights	**17,979**	17,963
Software	**1,580**	1,793
Goodwill	**3,543**	10,829
	23,103	30,586
Investments and others :		
Investments in securities	**1,396,521**	1,507,335
Deferred tax assets	**31,832**	28,953
Other	**170,004**	154,911
Less: Allowance for doubtful accounts	**(5,112)**	(6,140)
	1,593,245	1,685,060
Total fixed assets	**3,441,074**	3,494,736
Total assets	**5,193,498**	5,344,924

LIABILITIES	2008	2007
		Millions of yen
Current liabilities :		
Notes and accounts payable	**619,974**	612,952
Short-term loans and portion of long-term loans due within one year	**272,009**	338,825
Commercial paper	**135,000**	163,000
Bonds due within one year	**95,300**	43,050
Accrued expenses	**226,872**	238,557
Allowance for losses on construction contracts	**3,384**	5,250
Provision for environmental remediaton	**5,402**	8,466
Other	**364,003**	398,951
Total current liabilities	**1,721,947**	1,809,053
Long-term liabilities :		
Bonds and notes	**223,274**	238,614
Long-term loans	**466,433**	429,473
Deferred tax liabilities	**160,099**	275,416
Accrued pension and severance costs	**125,536**	123,695
Allowance for retirement benefits of directors and corporate auditors	**4,191**	3,744
Reserve for repairs to blast furnaces	**39,230**	51,211
Other	**38,830**	44,486
Total long-term liabilities	**1,057,596**	1,166,642
Total liabilities	**2,779,543**	2,975,695
NET ASSETS		
Shareholders' equity :		
Common stock	**419,524**	419,524
Capital surplus	**114,364**	111,693
Retained earnings	**1,377,823**	1,087,908
Treasury stock, at cost	**(261,272)**	(170,563)
	1,650,440	1,448,563
Valuation and translation adjustments :		
Unrealized gains on available-for-sale securities	**234,673**	438,056
Deferred hedge income (loss)	**(1,508)**	300
Unrealized gains on revaluation of land	**11,247**	9,922
Foreign currency translation adjustments	**13,923**	(3,958)
	258,336	444,320
Minority interest in consolidated subsidiaries	**505,176**	476,344
Total net assets	**2,413,954**	2,369,228
Total liabilities and net assets	**5,193,498**	5,344,924

Consolidated Statements of Income

Nippon Steel Corporation and Consolidated Subsidiaries

Years ended March 31, 2008 and 2007

	Millions of yen	
	2008	2007
Operating revenues :		
Net sales	**4,826,974**	4,302,145
Cost of sales	**3,952,976**	3,408,197
Gross margin	**873,997**	893,947
Selling, general and administrative expenses	**328,417**	313,849
Operating profit	**545,580**	580,097
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	**24,555**	23,427
Equity in net income of unconsolidated subsidiaries and affiliates	**52,507**	43,480
Miscellaneous	**27,456**	22,591
	104,519	89,498
Non-operating loss :		
Interest expenses	**17,773**	15,218
Miscellaneous	**68,207**	56,737
	85,980	71,955
Ordinary profit	**564,119**	597,640
Special profit :		
Gain on sales of tangible fixed assets	**41,366**	17,765
Gain on sales of investments in securities and investments in subsidiaries and affiliates	-	6,013
	41,366	23,778
Income before income taxes and minority interest	**605,485**	621,419
Income taxes - current	**201,330**	225,566
Income taxes - deferred	**22,164**	23,038
Minority interest in net income (loss) of consolidated subsidiaries	**27,001**	21,632
Net income	**354,989**	351,182

Consolidated Statements of Changes in Net Assets

Nippon Steel Corporation and Consolidated Subsidiaries

Years ended March 31, 2008 and 2007

Millions of yen

	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Unrealized gains on available-for-sale securities	Deferred hedge income (loss)	Unrealized gains on revaluation of land	Foreign currency translation adjustments	Minority interest in consolidated subsidiaries
Balance at March 31, 2007	**419,524**	**111,693**	**1,087,908**	**(170,563)**	**438,056**	**300**	**9,922**	**(3,958)**	**476,344**
Cash dividends			(69,966)						
Net income for fiscal year 2007			354,989						
Acquisition of treasury stock				(94,516)					
Disposal of treasury stock		2,671		4,369					
Increase due to the change in the number of consolidated companies			5,533	(561)					
Increase due to reversal of unrealized gains on revaluation of land			(640)						
Other change for fiscal year 2007(net)					(203,382)	(1,809)	1,325	17,882	28,832
Total change for this fiscal year 2007	-	2,671	289,915	(90,709)	(203,382)	(1,809)	1,325	17,882	28,832
Balance at March 31, 2008	**419,524**	**114,364**	**1,377,823**	**(261,272)**	**234,673**	**(1,508)**	**11,247**	**13,923**	**505,176**

Millions of yen

	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Unrealized gains on available-for-sale securities	Deferred hedge income (loss)	Unrealized gains on revaluation of land	Foreign currency translation adjustments	Minority interest in consolidated subsidiaries
Balance at March 31, 2006	**419,524**	**111,671**	**818,572**	**(60,200)**	**389,209**	**-**	**9,980**	**(10,868)**	**104,117**
Cash dividends for the previous fiscal year			(59,834)						
Cash interim dividends for fiscal year 2006			(25,686)						
Net income for fiscal year 2006			351,182						
Acquisition of treasury stock				(110,268)					
Disposal of treasury stock		21		67					
Increase due to the change in the number of consolidated companies			3,651	(161)					
Increase due to reversal of unrealized gains on revaluation of land			22						
Other change for fiscal year 2006(net)					48,846	300	(57)	6,909	372,227
Total change for this fiscal year 2006	-	21	269,335	(110,362)	48,846	300	(57)	6,909	372,227
Balance at March 31, 2007	**419,524**	**111,693**	**1,087,908**	**(170,563)**	**438,056**	**300**	**9,922**	**(3,958)**	**476,344**

Consolidated Statements of Cash-Flows

Nippon Steel Corporation and Consolidated Subsidiaries

Years ended March 31, 2008 and 2007

	Millions of yen	
	2008	2007
Cash flows from operating activities :		
Income before income taxes and minority interests	**605,485**	621,419
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation and amortization	**244,038**	192,454
Interest and dividend income (accrual basis)	**(24,555)**	(23,427)
Interest expense (accrual basis)	**17,773**	15,218
Exchange loss(gain) on foreign currency transactions	**10,111**	(1,206)
Amortization of goodwill	**3,007**	(1,069)
Equity in net (income) loss of unconsolidated subsidiaries and affiliates	**(52,507)**	(43,480)
Loss (gain) on sales of investments in securities	**114**	(6,013)
Loss on disposal of tangible and intangible fixed assets	**8,070**	9,662
Gain on sales of tangible and intangible fixed assets	**(41,366)**	(17,765)
Changes in allowance for doubtful accounts	**(5,283)**	(3,323)
Changes in notes and accounts receivable	**63,953**	(42,094)
Changes in inventories	**(80,119)**	(134,603)
Changes in notes and accounts payable	**43,008**	122,062
Other	**(53,836)**	23,669
Interest and dividend income (cash basis)	**34,520**	27,476
Interest expense (cash basis)	**(17,435)**	(15,368)
Income taxes (cash basis)	**(229,203)**	(245,151)
Net cash provided by operating activities	**525,777**	478,460
Cash flows from investing activities :		
Acquisition of investments in securities	**(195,554)**	(191,677)
Proceeds from sales of investments in securities	**6,959**	12,147
Acquisition of tangible and intangible fixed assets	**(297,890)**	(227,288)
Proceeds from sales of tangible and intangible fixed assets	**58,444**	31,650
Other	**(10,080)**	499
Net cash used in investing activities	**(438,121)**	(374,669)
Cash flows from financing activities :		
Net increase (decrease) in short-term loans	**(28,492)**	(21,124)
Net increase (decrease) in commercial paper	**(28,000)**	13,000
Proceeds from long-term loans	**181,550**	124,159
Proceeds from issuance of preferred securities	**-**	300,000
Payments of long-term loans	**(183,509)**	(192,565)
Proceeds from bonds and notes	**79,707**	-
Redemption of bonds and notes	**(43,074)**	(74)
Payments for purchase of treasury stock	**(93,430)**	(109,706)
Cash dividends	**(69,966)**	(85,521)
Other	**(15,388)**	(8,780)
Net cash provided by (used in) financing activities	**(200,604)**	19,387
Effect of exchange rate changes on cash and cash equivalents	**(8,868)**	3,007
Net increase in cash and cash equivalents	**(121,817)**	126,186
Cash and cash equivalents at beginning of the year	**282,766**	156,713
Increase (decrease) from the change in the number of companies consolidated	**(635)**	(134)
Cash and cash equivalents at end of year	**160,313**	282,766

Consolidated Segment Information

Nippon Steel Corporation and Consolidated Subsidiaries

Years ended March 31, 2008 and 2007

	Millions of yen	
	2008	2007
Sales		
Steelmaking and steel fabrication		
Customers	**3,940,232**	3,449,304
Intersegment	**54,294**	33,073
Total Sales	**3,994,526**	3,482,377
Engineering and construction		
Customers	**316,994**	310,367
Intersegment	**42,889**	57,600
Total Sales	**359,884**	367,968
Urban development		
Customers	**88,482**	88,696
Intersegment	**5,357**	5,651
Total Sales	**93,839**	94,347
Chemicals		
Customers	**267,695**	257,678
Intersegment	**21,333**	61,076
Total Sales	**289,029**	318,755
New materials		
Customers	**75,635**	64,578
Intersegment	**521**	1,022
Total Sales	**76,157**	65,601
System solutions		
Customers	**137,932**	131,519
Intersegment	**27,427**	24,986
Total Sales	**165,360**	156,505
Elimination of intersegment transactions	**(151,823)**	(183,410)
Consolidated total	**4,826,974**	4,302,145
Operating profit (loss)		
Steelmaking and steel fabrication	**475,951**	514,562
Engineering and construction	**21,496**	13,031
Urban development	**12,602**	14,301
Chemicals	**21,050**	23,645
New materials	**559**	3,129
System solutions	**14,756**	13,992
Elimination of intersegment transactions	**(835)**	(2,564)
Consolidated total	**545,580**	580,097

Non-Consolidated Balance Sheets

Nippon Steel Corporation

As of March 31, 2008 and 2007

	Millions of yen	
ASSETS	**2008**	2007
Current assets :		
Cash and bank deposits	**49,262**	174,513
Notes and accounts receivable	**129,428**	175,693
Inventories	**483,527**	430,809
Deferred tax assets	**31,500**	36,300
Other	**87,550**	95,903
Less: Allowance for doubtful accounts	**(8,802)**	(13,488)
Total current assets	**772,467**	899,732
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	**293,512**	282,407
Machinery and equipment	**703,636**	638,683
Land	**189,226**	191,636
Construction in progress	**62,210**	74,416
	1,248,585	1,187,143
Intangible fixed assets :		
Patents and utility rights	**572**	653
Software	**181**	249
	754	903
Investments and others :		
Investments in securities	**914,592**	1,064,936
Investments in subsidiaries and affiliates	**493,270**	454,190
Other	**120,988**	109,420
Less: Allowance for doubtful accounts	**(2,159)**	(2,415)
	1,526,691	1,626,131
Total fixed assets	**2,776,031**	2,814,177
Total assets	**3,548,498**	3,713,909

LIABILITIES	2008	Millions of yen 2007
Current liabilities :		
Notes and accounts payable	**224,037**	217,316
Short-term loans and portion of long-term loans due within one year	**194,301**	202,299
Commercial paper	**133,000**	163,000
Bonds due within one year	**85,000**	40,000
Accrued expenses	**214,843**	210,852
Allowance for bonus of directors and corporate auditors	**210**	270
Provision for environmental remediation	**5,315**	8,190
Other	**188,146**	191,065
Total current liabilities	**1,044,853**	1,032,994
Long-term liabilities :		
Bonds and notes	**219,984**	225,000
Convertible bonds	**300,000**	300,000
Long-term loans	**362,679**	304,669
Deferred tax liabilities	**142,900**	255,300
Accrued pension and severance costs	**56,032**	53,865
Reserve for repairs to blast furnaces	**38,521**	48,916
Other	**14,319**	18,265
Total long-term liabilities	**1,134,438**	1,206,017
Total liabilities	**2,179,291**	2,239,011
NET ASSETS		
Shareholders' equity :		
Common stock	**419,524**	419,524
Capital surplus	**114,145**	111,564
Retained earnings :		
Special tax purpose reserve	**90,435**	81,591
Accumlated earnings carried forward	**794,060**	636,973
	884,495	718,564
Treasury stock, at cost	**(257,888)**	(168,261)
	1,160,277	1,081,393
Valuation and translation adjustments :		
Unrealized gains on available-for-sale securities	**210,275**	393,813
Deferred hedge income (loss)	**(1,345)**	(309)
	208,929	393,504
Total net assets	**1,369,206**	1,474,897
Total liabilities and net assets	**3,548,498**	3,713,909

Non-Consolidated Statements of Income

Nippon Steel Corporation

Years ended March 31, 2008 and 2007

		Millions of yen
	2008	**2007**
Operating revenues :		
Net sales	**2,782,944**	2,562,899
Cost of sales	**2,243,326**	1,994,216
Gross margin	**539,617**	568,682
Selling, general and administrative expenses	**163,488**	166,405
Operating profit	**376,128**	402,277
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	**27,758**	28,831
Miscellaneous	**18,066**	11,914
	45,825	40,745
Non-operating loss :		
Interest expenses	**19,185**	13,207
Miscellaneous	**49,623**	40,038
	68,808	53,246
Ordinary profit	**353,144**	389,776
Special profit and loss :		
Special profit :		
Gain on sales of tangible fixed assets	**29,174**	11,254
Gain on sales of investments in securities and investments in subsidiaries and affiliates	-	8,013
	29,174	19,267
Income before income taxes	**382,319**	409,044
Income taxes - current	**128,100**	145,900
Income taxes - deferred	**18,321**	14,300
Net income	**235,897**	248,844

Non-Consolidated Statements of changes in net assets

Nippon Steel Corporation

Millions of yen

	Common stock	Capital surplus	Special tax purpose resereve	Accumlated earnings carried forward	Treasury stock, at cost	Unrealized gains on available-for-sale securities	Deferred hedge income (loss)
Balance at March 31, 2007	**419,524**	**111,564**	**81,591**	**636,973**	**(168,261)**	**393,813**	**(309)**
Withdrawal of special tax purpose reserve			(8,233)	8,233			
Reserve of special tax purpose reserve			17,076	(17,076)			
Cash dividends				(69,966)			
Net income for fiscal year 2007				235,897			
Acquisition of treasury stock					(93,430)		
Disposal of treasury stock		2,580			3,802		
Other change for fiscal year 2007(net)						(183,538)	(1,036)
Total change for fiscal year 2007		2,580	8,843	157,087	(89,627)	(183,538)	(1,036)
Balance at March 31, 2008	**419,524**	**114,145**	**90,435**	**794,060**	**(257,888)**	**210,275**	**(1,345)**

Millions of yen

	Common stock	Capital surplus	Special tax purpose resereve	Voluntary reserve	Accumlated earnings carried forward	Treasury stock, at cost	Unrealized gains on available-for-sale securities	Deferred hedge income (loss)
Balance at March 31, 2006	**419,524**	**111,556**	**86,953**	**160,000**	**308,288**	**(58,589)**	**364,252**	**-**
Withdrawal of voluntary reserve				(160,000)	160,000			
Withdrawal of special tax purpose reserve			(21,252)		21,252			
Reserve of special tax purpose reserve			15,890		(15,890)			
Cash dividends for the previous fiscal year					(59,834)			
Cash interim dividends for fiscal year 2006					(25,686)			
Net income for fiscal year 2006					248,844			
Acquisition of treasury stock						(109,706)		
Disposal of treasury stock		8				34		
Other change for fiscal year 2006(net)							29,560	(309)
Total change for fiscal year 2006	-	8	5,363	(160,000)	328,684	(109,671)	29,560	(309)
Balance at March 31, 2007	**419,524**	**111,564**	**81,591**	**-**	**636,973**	**(168,261)**	**393,813**	**(309)**

[Reference]

Recent Quarterly Operating Results

Fiscal 2007 (April 1, 2007 to March 31, 2008)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Fiscal 2007
	Apr.-June 2007	July-Sept. 2007	Apr.-Sept. 2007	Oct.-Dec. 2007	Jan.-Mar. 2008	Oct. 2007-Mar. 2008	Apr. 2007-Mar. 2008
Sales	¥million 1,115,751	¥million 1,200,599	¥million 2,316,350	¥million 1,189,842	¥million 1,320,781	¥million 2,510,624	¥million 4,826,974
Steelmaking and steel fabrication	935,664	1,027,256	1,962,920	988,389	1,043,217	2,031,606	3,994,526
Engineering and construction	71,519	79,123	150,642	82,547	126,694	209,241	359,884
Urban development	16,355	15,103	31,458	25,103	37,277	62,380	93,839
Chemicals	80,227	69,252	149,479	71,840	67,708	139,549	289,029
New materials	16,929	19,102	36,031	20,960	19,165	40,126	76,157
System solutions	32,953	43,013	75,966	36,396	52,997	89,393	165,360
Elimination of intersegment transactions	(37,899)	(52,250)	(90,149)	(35,394)	(26,279)	(61,674)	(151,823)
Operating profit	129,464 [11.6%]	134,993 [11.2%]	264,457 [11.4%]	143,648 [12.1%]	137,474 [10.4%]	281,123 [11.2%]	545,580 [11.3%]
Steelmaking and steel fabrication	113,969 [12.2%]	121,021 [11.8%]	234,990 [12.0%]	124,978 [12.6%]	115,982 [11.1%]	240,960 [11.9%]	475,951 [11.9%]
Engineering and construction	3,715 [5.2%]	2,909 [3.7%]	6,624 [4.4%]	5,619 [6.8%]	9,252 [7.3%]	14,871 [7.1%]	21,496 [6.0%]
Urban development	3,298 [20.2%]	1,072 [7.1%]	4,370 [13.9%]	3,390 [13.5%]	4,841 [13.0%]	8,231 [13.2%]	12,602 [13.4%]
Chemicals	7,434 [9.3%]	5,668 [8.2%]	13,102 [8.8%]	5,490 [7.6%]	2,456 [3.6%]	7,947 [5.7%]	21,050 [7.3%]
New materials	20 [0.1%]	194 [1.0%]	214 [0.6%]	499 [2.4%]	▲ 155 [▲0.8%]	344 [0.9%]	559 [0.7%]
System solutions	2,890 [8.8%]	3,540 [8.2%]	6,430 [8.5%]	3,174 [8.7%]	5,152 [9.7%]	8,326 [9.3%]	14,756 [8.9%]
Elimination of intersegment transactions	(1,865)	589	(1,276)	496	(55)	440	(835)
Ordinary profit	148,691 [13.3%]	135,321 [11.3%]	284,012 [12.3%]	150,656 [12.7%]	129,449 [9.8%]	280,106 [11.2%]	564,119 [11.7%]
Net Income	86,701 [7.8%]	89,708 [7.5%]	176,409 [7.6%]	86,647 [7.3%]	91,932 [7.0%]	178,580 [7.1%]	354,989 [7.4%]
Net income per share	¥ 13.70	¥ 14.25	¥ 27.96	¥ 13.77	¥ 14.61	¥ 28.38	¥ 56.33

[ ]: Return on sales
( ) in "Elimination of intersegment transactions" row indicate negative numbers

Fiscal 2006 (April 1, 2006 to March 31, 2007)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Fiscal 2006
	Apr.-June 2006	July-Sept. 2006	Apr.-Sept. 2006	Oct.-Dec. 2006	Jan.-Mar. 2007	Oct. 2006-Mar. 2007	Apr. 2006-Mar. 2007
Sales	¥million 942,788	¥million 1,040,642	¥million 1,983,431	¥million 1,082,790	¥million 1,235,923	¥million 2,318,713	¥million 4,302,145
Steelmaking and steel fabrication	776,579	841,844	1,618,423	904,520	959,433	1,863,954	3,482,377
Engineering and construction	71,800	87,576	159,376	81,432	127,159	208,591	367,968
Urban development	14,032	18,843	32,875	10,105	51,366	61,471	94,347
Chemicals	75,059	82,988	158,047	82,433	78,274	160,708	318,755
New materials	15,704	16,149	31,853	17,108	16,638	33,747	65,601
System solutions	30,832	39,273	70,105	31,048	55,351	86,400	156,505
Elimination of intersegment transactions	(41,220)	(46,031)	(87,251)	(43,857)	(52,301)	(96,159)	(183,410)
Operating profit	119,590 [12.7%]	146,777 [14.1%]	266,368 [13.4%]	162,032 [15.0%]	151,697 [12.3%]	313,729 [13.5%]	580,097 [13.5%]
Steelmaking and steel fabrication	109,582 [14.1%]	132,321 [15.7%]	241,903 [14.9%]	148,486 [16.4%]	124,172 [12.9%]	272,659 [14.6%]	514,562 [14.8%]
Engineering and construction	55 [0.1%]	1,194 [1.4%]	1,250 [0.8%]	4,075 [5.0%]	7,705 [6.1%]	11,780 [5.6%]	13,031 [3.5%]
Urban development	1,571 [11.2%]	2,742 [14.6%]	4,314 [13.1%]	922 [9.1%]	9,064 [17.6%]	9,987 [16.2%]	14,301 [15.2%]
Chemicals	4,190 [5.6%]	6,928 [8.3%]	11,119 [7.0%]	7,609 [9.2%]	4,917 [6.3%]	12,526 [7.8%]	23,645 [7.4%]
New materials	935 [6.0%]	905 [5.6%]	1,841 [5.9%]	566 [3.3%]	721 [4.3%]	1,287 [3.8%]	3,129 [4.8%]
System solutions	2,532 [8.2%]	2,604 [6.6%]	5,137 [7.3%]	2,256 [7.3%]	6,598 [11.9%]	8,855 [10.2%]	13,992 [8.9%]
Elimination of intersegment transactions	721	80	802	(1,885)	(1,481)	(3,366)	(2,564)
Ordinary profit	123,079 [13.1%]	145,828 [14.0%]	268,907 [13.6%]	169,025 [15.6%]	159,707 [12.9%]	328,733 [14.2%]	597,640 [13.9%]
Net income	74,748 [7.9%]	89,356 [8.6%]	164,105 [8.3%]	99,272 [9.2%]	87,804 [7.1%]	187,077 [8.1%]	351,182 [8.2%]
Net income per share	¥ 11.26	¥ 13.83	¥ 25.15	¥ 15.49	¥ 13.69	¥ 29.17	¥ 54.29

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Hiroyuki Marukawa, General Manager, Public Relations Center-Tel: 81-3-3275-5014

Supplementary Information on the Financial Result for Fiscal 2007

Japanese Steel Industry

1. Crude Steel Production

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	28.97	29.08	58.05	30.16	29.53	59.69	117.75
2007FY	29.89	29.91	59.80	30.88	30.84	61.72	121.52

2. Inventory Volume

At the end of:	Inventory at manufacturers and distributors (million tons)	Inventory /shipment ratio (%)	Rolled sheets *1 (million tons)	H-flange beams *2 (million tons)
June 2006	5.25	101.5	4.03	0.280
July 2006	5.31	104.0	4.04	0.278
Aug. 2006	5.41	112.8	4.17	0.273
Sep. 2006	5.35	101.0	4.05	0.269
Oct. 2006	5.35	98.0	3.98	0.260
Nov. 2006	5.21	97.6	3.81	0.257
Dec. 2006	5.37	106.3	3.89	0.257
Jan. 2007	5.54	109.2	4.06	0.267
Feb. 2007	5.37	105.8	3.98	0.270
Mar. 2007	5.37	95.7	4.03	0.277
Apr. 2007	5.43	106.8	4.07	0.271
May 2007	5.65	108.5	4.20	0.274
June 2007	5.43	101.2	4.07	0.270
July 2007	5.49	106.0	4.11	0.256
Aug. 2007	5.63	113.6	4.25	0.253
Sep. 2007	5.61	107.1	4.19	0.267
Oct. 2007	5.63	103.5	4.16	0.278
Nov. 2007	5.52	105.6	4.10	0.281
Dec. 2007	5.66	114.1	4.09	0.279
Jan. 2008	5.62	112.1	4.18	0.264
Feb 2008	5.38	104.3	4.08	0.229

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

Nippon Steel (Non-consolidated basis)

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	7.54	7.87	15.41	7.97	7.25	15.22	30.64
2007FY	7.67	7.96	15.63	8.09	8.20	16.29	31.92

4. Crude Steel Production

(Consolidated basis)

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	8.45	8.71	17.16	8.94	8.43	17.37	34.52
2007FY	8.72	8.92	17.64	9.24	9.36	18.59	36.23

(Non-consolidated basis)

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	7.70	8.01	15.71	8.16	7.73	15.89	31.60
2007FY	7.99	8.22	16.21	8.37	8.53	16.90	33.11

5. Steel Products Shipment

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	7.59	7.83	15.42	7.96	8.13	16.09	31.51
2007FY	7.89	8.15	16.04	8.23	8.63	16.86	32.90

6. Average Price of Steel Products

(thousands of yen / ton)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	71.6	75.2	73.4	76.3	77.9	77.1	75.3
2007FY	78.3	80.3	79.3	80.2	80.2	80.2	80.2

7. Export Ratio of Steel Products (Value basis)

(%)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	32.2	32.4	32.3	31.4	33.3	32.4	32.3
2007FY	33.3	34.9	34.1	32.3	33.0	32.6	33.4

8. Foreign Exchange Rate

(¥/US$)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	115	116	115	117	120	119	117
2007FY	120	119	119	113	108	111	115

9. Unrealized Gains on Available-for-Sale Securities

(billion yen)

	2007FY	2006FY	difference
Consolidated	393.6(234.6)	734.8(438.0)	-341.2(-203.3)
Non-consolidated	352.7(210.2)	660.7(393.8)	-307.9(-183.5)
【Nikkei 225】	【12,526yen】	【17,288 yen】	【-4,762yen】

* Figures in parentheses were after adopting deferred tax accounting.

10. Amount of Capital Expenditure and Depreciation

・Capital Expenditure (billion yen)

	2007FY	2006FY
Consolidated	310.0	270.0
Non-consolidated	230.0	200.0

・Depreciation (billion yen)

	2007FY	2006FY
Consolidated	* 244.0	192.5
Non-consolidated	174.9	134.2

*Included influence of tax system revisions 35￥billion

News Release

RECEIVED

2008 MAY 19 A 8:23

Progress in USIMINAS System Development Plan March 31, 2008

Usinas Siderú;rgicas De Minas Gerais S/A-USIMINAS ("Usiminas"), which is an equity-method-applicable company of Nippon Steel Corporation ("Nippon Steel"), has held a series of meetings of the Board of Directors this month to discuss its system development plan which was announced on August 9, 2007 (the "Development Plan") and resolved as follows:

1. Construction of No. 2 CGL at Unigal

With the rapid expansion of automobile production and the increasingly promoted anti-corrosion need in South American countries (led by Brazil and Argentina), the demand for galvanized sheet steel for automobiles has sharply increased in the region. Unigal (the largest producer of galvanized sheet steel for automobiles in South America), which is a joint venture established by Usiminas and Nippon Steel, will construct No. 2 CGL to meet the demand.

(1) Production capacity: 550 thousand metric tons/year (No. 1 CGL: 480 thousand metric tons/year)
(2) Site location: Usiminas Ipatinga Works (adjacent to No. 1 CGL)
(3) Operation startup: End of 2010

Details will be scrutinized further and the construction will not be implemented until and unless the Board of Directors of Usiminas approves the definitive plan.

2. Capacity Expansion of Plate Mill at Ipatinga Works

Usiminas, the only producer of plate products in South America, will expand the capacity of the plate mill at Ipatinga Works to meet the increasing demand for plate products in energy-related use.

(1) Capacity to be increased: An increase of 500 thousand metric tons/year (Current capacity: One million metric tons/year)
(2) Site location: Usiminas Ipatinga Works
(3) Operation startup: Middle of 2010

Details will be scrutinized further and the capacity expansion will not be implemented until and unless the Board of Directors of Usiminas approves the definitive plan.

3. Construction of New Hot-Rolling Mill at Cubatao Works

A state-of-the-art hot-rolling mill will be constructed to meet the high and middle grade steel demand in the future, and also the need for high-grade steel for energy-related applications. On March 17, 2008, Usiminas and Mitsubishi Corporation signed a contract for the supply of a new hot-rolling

mill. Actual construction is scheduled to start in August 2008.

(1) Production capacity: 2.3 million metric tons/year in the first phase
(Ultimate capacity after further expansion: 4.7 million metric tons/year)
(2) Site location: Usiminas Cubatao Works
(3) Operation startup: April in 2011

4. Construction of the New Steelworks for Semi-Finished Steel
As for the crude steel capacity increase, the Development Plan includes Ipatinga Works expansion and construction of a new steelworks for semi-finished steel. Usiminas will continue its preparatory study of the new steelworks for 3 million metric tons/year of semi-finished steel with the current proposed location being adjacent to Cubatao Works where it is considered advantageous because it will be steadily supplied with iron ore from the J. Mendes Iron Mine which Usiminas acquired in February 2008.

For more information, please contact:
Public Relations Center Tel.:81-3-3275-5021, 5022, 5023

News Release

Agreement between Nippon Steel and ArcelorMittal April 16.2008

Nippon Steel Corporation ("NSC", President: Shoji Muneoka) and ArcelorMittal ("AM"), which, according to the Memorandum of Understanding signed on July 12, 2007, have been discussing the expansion of the automotive steel sheet joint venture in North America and the relevant revision of the strategic-alliance-related agreements, have now agreed to the following:

(1) Regarding the expansion of the automotive sheet joint venture in North America, both parties have agreed that a new hot-dip galvanizing line for automotive sheet be additionally built at their existing joint venture, I/N Kote at New Carlisle, Indiana, U.S.A. Construction will start promptly, with the start of operation scheduled for 2010.

The new line, which will be of the same type as that of NSC's own state-of-the-art hot-dip galvanizing lines in Japan, will have an annual capacity of 480,000 tons (540,000 short tons) of high-grade, high-quality coated sheets, including high-strength steels which are demanded by auto makers. Substrates will be supplied, in general, from I/N Tek and ArcelorMittal's Indiana Harbor facility. Upon completion of this line, I/N Kote will have doubled its hot-dip galvanized steel sheet production capacity.

Outline of the new line:
-Name: No. 2 CGL
-Production capacity: 480,000 tons/year (540,000 short tons/year)
-Capital investment: $240 million(Target)
-Site: Adjoining area to the existing CGL of I/N Kote
-Start of operation: 2010

(Reference: Outline of I/N Kote)
-Company name: I/N Kote L.P. (location: New Carlisle, Indiana, U.S.A.)
-Establishment: September 1989, capital: $120 million (NSC 50%, AM 50%)
-Employees: 250
-Business: Manufacture and sale of hot-dip galvanized steel sheet and electrogalvanized steel sheet mainly for automotive use
-Equipment: 500,000tons/y hot-dip galvanizing line (CGL), and 450,000tons/y electrogalvanizing line (EGL)

(2) Regarding the NSC-Arcelor strategic-alliance-related agreements, NSC and ArcelorMittal have agreed among other provisions that Arcelor's rights and obligations be succeeded to by ArcelorMittal which is the consolidated company.

For more information, please contact:
Public Relations Center
Tel: +81-3-3275-5021~5023

News Release

Investment for the expansion of production at the Carborough Downs Coal Mine in Australia

May 7.2008

Nippon Steel Corporation (Representative Director and President: Shoji MUNEOKA, "Nippon Steel"), Companhia Vale do Rio Doce (Head Office: Rio de Janeiro, Brazil, President and Chief Executive Officer: Roger Agnelli, "Vale") and other partners of the Carborough Downs Joint Venture*1 ("Carborough Downs JV") have agreed that the Carborough Downs JV will invest for the expansion of its underground operation at the Carborough Downs coal mine in Australia.

The total capital investment is estimated to be approximately A$400 million (about 37.3 billion yen*2). The commencement of construction is scheduled for May 2008 and commissioning of the large scale and new mining equipment (Longwall) which will be one of the largest in Australia is expected by mid 2009.

Carborough Downs Coal Mine, where Nippon Steel holds a 5% interest, started its production in August 2006 as one of the new coking coal projects in the State of Queensland, Australia. Since commencement of the production, while continuing its underground operation at small scale, Carborough Downs JV has studied the development option by Longwall method toward larger scale operation.

After completion of the development plan, which is based on the study such as coal quality and geotechnical condition acquired through exploration and operation, Carborough Downs JV has decided the expansion of its underground production by Longwall method.

This investment shall ensure on average 3.7 million tonnes of the annual production for the mine beyond 2009.

Under the current medium-term consolidated business plan (FY2006 through FY2008), Nippon Steel is striving to enhance overall efficiency in the iron and steelmaking process with reinforcement of key facilities such as the expansion and relining of blast furnaces and installation of a new coke oven and increasing use of low-grade raw materials based on improvement of operational technology.

Further, in terms of raw material procurement, Nippon Steel is seeking to secure stable raw material supply under long-term arrangements, which include investment in mines.

Nippon Steel has decided to implement this investment in the firm belief that

it would no doubt contribute to its mid-term strategy for further stability in the procurement of raw materials.

Nippon Steel, cementing relationship with major suppliers, will continue to ensure stable procurement of raw material on a medium and long-term basis.

*1: The Carborough Downs JV is an un-incorporated joint venture formed by the Australian subsidiaries of each party (i.e. Nippon Steel, Vale, POSCO, Tata Steel, JFE Steel and JFE Shoji). The Carborough Downs JV is currently engaged in mining at the Carborough Downs coal mine located about 150km southwest from Mackay, QLD.

*2: Each party in the Carborough Downs JV will bear the cost in proportion to its percentage interest respectively.

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

Nippon Steel Corporation

March 6, 2008

Listed company name: Nippon Steel Corporation
(URL http://www.nsc.co.jp/)
Representative: Akio Mimura, Representative Director and President
(Code No.: 5401; Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges)
Contact: Hiroyuki Marukawa, General Manager, Public Relations Center
(Tel: 81-3-3275-5014)

Forecast for Operating Results for Fiscal 2007 and Term-end Dividend Plan

The forecast for operating results of Nippon Steel Corporation for fiscal 2007 (April 1, 2007 to March 31, 2008) is outlined below. Further, based on the company's dividend payment policies, the Board of Directors decided today on a plan to pay a term-end dividend of ¥6 per share. Consequent to this, the total annual dividend payment for fiscal 2007 will increase by ¥1 per share over the corresponding period of the previous year to ¥11 per share, including an interim-term dividend of ¥5 per share.

1.Forecast for Consolidated Operating Results for Fiscal 2007 (April 1, 2007 to March 31, 2008)

(Unit: ¥billion)

	Net sales	Operating profit	Ordinary profit	Net income
Latest forecast (A)	4,800	545	560	347
Previous forecast (B)	4,750	580	600	365
Increase/Decrease (A–B)	+50	−35	−40	−18
% change	+1.1%	−6.0%	−6.7%	−4.9%
(Reference) Results in fiscal 2006	4,302.1	580.0	597.6	351.1

Prospective balance of interest-bearing debts At the end of March 2008	1,240

*** Forecast for Non-Consolidated Operating Results for Fiscal 2007(April 1, 2007 to March 31, 2008)**

(Unit: ¥billion)

	Net sales	Operating profit	Ordinary profit	Net income
Latest forecast (A)	2,750	380	355	235
Previous forecast (B)	2,750	420	400	255
Increase/Decrease (A–B)	—	−40	−45	−20
% change	—	−9.5%	−11.3%	−7.8%
(Reference) Results in fiscal 2006	2,562.8	402.2	389.7	248.8

2. Forecast for Operating Results for Fiscal 2007 and Term-end Dividend Plan

Forecast for Operating Results for Fiscal 2007

The U.S. economy is slowing as credit tightens due to the subprime loan problem, but the global economy as a whole continues to expand as emerging countries, led by Brazil, Russia, India, and China (the BRICs), continue to register GDP growth.
While steel demand in Japan has been adversely affected by the amended building code, domestic industrial activity levels remain robust, driving demand for high-grade steel used by manufacturing industries in particular. In overseas steel markets, the trend is firm thanks to strong economic growth in emerging countries, and the overall supply/demand picture remains tight.

Within this context, production and shipment volume at our steel business has increased by about 1.4 million metric tons, centering on high-grade steel. We are working to expand earnings at Nippon Steel Group companies by deepening and expanding our alliances while also striving as much as possible to respond to growing demand for high-grade steel from our customers. In these and other ways, we are doing everything we can to generate sustained earnings growth.

That said, prices for raw materials and fuels, especially steel scrap, ocean freight, and crude oil, have risen sharply thus far in the second half of fiscal 2007 because of tight supply/demand. Moreover, the spot price for coking coal has surged due to torrential rainfalls in Australia in January 2008. As a consequence of these and other factors, our costs increased much more than we anticipated. We continue to make every effort possible to reduce costs through in-house initiatives and are moving forward with efforts to gain acceptance from our customers for price increases, but we expect the profit margin derived from netting our selling price from our raw materials procurement cost to worsen by around ¥55.0 billion year on year in fiscal 2007.

The engineering and construction business, buttressed by an order backlog that approaches a record high, is working to improve its profitability through better earnings on projects as well as revenue expansion. At the urban development business, the performance is trending in line with the Company plan despite changes in the condominium business environment. At the chemicals business, higher prices for naphtha have impacted chemical products, and fiercer competition among companies has impacted electronic materials, but sales of coal chemicals remain brisk, supported by firm demand. As a result, the performance of the chemicals business as a whole is roughly even with the Company plan. At the new materials business, the adjustment phase in the electronics industry, a key market for this business, has been more drawn out than we anticipated, and we are doing our utmost to improve earnings through cost-reduction initiatives. The system solutions business is faring well, driven by business solutions, including projects for the financial industry.

As a result of the above, our consolidated operating performance forecasts for the fiscal year ending March 31, 2008, are as follows: consolidated net sales of about ¥4,800 billion, consolidated operating profit of about ¥545.0 billion, consolidated ordinary profit of ¥560.0 billion, and consolidated net income of ¥347.0

billion. Our non-consolidated operating performance forecasts for fiscal 2007 are as follows: non-consolidated net sales of about ¥2,750 billion, non-consolidated operating profit of about ¥380.0 billion, non-consolidated ordinary profit of about ¥355.0 billion, and non-consolidated net income of ¥235.0 billion.

Payment of Term -End Dividend

Based on its publicly released profit distribution policy and near-term earnings outlook, Nippon Steel decided at a meeting of the Board of Directors held today to pay a term-end dividend of ¥6 per share. Combined with the interim-term dividend of ¥5 per share, we thus expect the total annual dividend to be ¥11 per share in fiscal 2007. This represents an increase of ¥1 per share compared with that of the previous fiscal year.

3. Outlook for Fiscal 2008 (Fiscal Year Ending March 31, 2009)

In fiscal 2008, it will be important to continue to monitor closely the ripple effects of the subprime loan problem, but we look for the global economic expansion, led by emerging countries in particular, to stay on track and for steel demand in Japan and overseas to remain firm. Yet, we also expect increases in raw material procurement costs of an unprecedented magnitude as structural problems stemming from the burgeoning expansion of gross steel production volumes in Brazil, Russia, India, and, above all, China worsen. More specifically, we expect this rapid increase in gross steel production volumes in the BRICs to lead to even tighter supply/demand for raw materials and greater ocean freight volumes. This outlook takes into account our recent acceptance of a sharp 65% price increase for some iron ore procurement agreements, compared with the price in fiscal 2007. In light of the tightening supply/demand picture for raw materials and fuels, we will work to secure the necessary supplies and do everything we can to ensure we remain a stable supplier of steel products to our customers. We are carefully explaining these market conditions to all of our customers and continue to make every effort to reduce costs through in-house initiatives, and we are in talks with our customers to raise our selling prices for steel products based on supply/demand trends for steel materials and the divergence between domestic and foreign steel prices.

In business fields outside of steelmaking and steel fabrication, we are concentrating on maximizing the improvement in our earnings by directing management resources based on the specific characteristics of each business and swift action in response to changes in the business environment.

The Nippon Steel Group continues to be both flexible in making investments and in enhancing and upholding the soundness of its financial position. Through the expansion of our technological edge and active expansion of overseas businesses, as evidenced by the recent agreement to build a new No. 3 hot-dip galvanizing line at Baosteel-NSC/Arcelor Automotive Steel Sheets Co., Ltd. (BNA), we are cementing our strong presence among the leaders in the global steel industry. We at Nippon Steel greatly appreciate your understanding of the conditions that currently face us and look forward to your continued support.

(Note)

The information contained herein does not constitute information for disclosure purposes as stipulated in the Financial Instruments and Exchange Law of Japan, and as such, no representation or warranty is made regarding the accuracy or completeness of such information. Furthermore, the forecast and other statements concerning future outlook contained herein are based on the information available to Nippon Steel at the date of publication and thus are subject to known and unknown risks, uncertainties and other factors. Investors are advised to refrain from making an investment decision based solely on the information presented herein. Nippon Steel expressly disclaims all liability to any party for any damage incurred in connection with any use of the information contained herein.

[Reference]

Recent Quarterly Operating Results

Fiscal 2007 (April 1, 2007 to March 31, 2008)

	1st quarter	2nd quarter	1st half	3rd quarter	Forecast for 4th quarter	Forecast for 2nd half	Forecast for fiscal 2007	Forecast for fiscal 2007 (data released on October 30, 2007)
	Apr.-June 2007	July-Sept. 2007	Apr.-Sept. 2007	Oct.-Dec. 2007	Jan.-Mar. 2008	Oct. 2007-Mar. 2008	Apr. 2007-Mar. 2008	Apr. 2007-Mar. 2008
Sales	1,115,751	1,200,599	2,316,350	1,189,842	1,293,807	2,483,649	4,800,000	4,750,000
Steelmaking and steel fabrication	935,664	1,027,256	1,962,920	988,389	998,690	1,987,079	3,950,000	3,910,000
Engineering and construction	71,519	79,123	150,642	82,547	126,809	209,357	360,000	370,000
Urban development	16,355	15,103	31,458	25,103	38,438	63,541	95,000	100,000
Chemicals	80,227	69,252	149,479	71,840	68,679	140,520	290,000	280,000
New materials	16,929	19,102	36,031	20,960	23,008	43,968	80,000	70,000
System solutions	32,953	43,013	75,966	36,396	52,636	89,033	165,000	165,000
Elimination of intersegment transactions	(37,899)	(52,250)	(90,149)	(35,394)	(14,456)	(49,850)	(140,000)	(145,000)
Operating profit	129,464 [11.6%]	134,993 [11.2%]	264,457 [11.4%]	143,648 [12.1%]	136,894 [10.6%]	280,542 [11.3%]	545,000 [11.4%]	580,000 [12.2%]
Steelmaking and steel fabrication	113,969 [12.2%]	121,021 [11.8%]	234,990 [12.0%]	124,978 [12.6%]	115,031 [11.5%]	240,009 [12.1%]	475,000 [12.0%]	515,000 [13.2%]
Engineering and construction	3,715 [5.2%]	2,909 [3.7%]	6,624 [4.4%]	5,619 [6.8%]	8,755 [6.9%]	14,375 [6.9%]	21,000 [5.8%]	23,000 [6.2%]
Urban development	3,298 [20.2%]	1,072 [7.1%]	4,370 [13.9%]	3,390 [13.5%]	5,239 [13.6%]	8,629 [13.6%]	13,000 [13.7%]	13,500 [13.5%]
Chemicals	7,434 [9.3%]	5,668 [8.2%]	13,102 [8.8%]	5,490 [7.6%]	1,406 [2.0%]	6,897 [4.9%]	20,000 [6.9%]	20,000 [7.1%]
New materials	20 [0.1%]	194 [1.0%]	214 [0.6%]	499 [2.4%]	285 [1.2%]	785 [1.8%]	1,000 [1.3%]	2,000 [2.9%]
System solutions	2,890 [8.8%]	3,540 [8.2%]	6,430 [8.5%]	3,174 [8.7%]	5,395 [10.2%]	8,569 [9.6%]	15,000 [9.1%]	15,000 [9.1%]
Elimination of intersegment transactions	(1,865)	589	(1,276)	498	780	1,276	(-)	(8,500)
Ordinary profit	148,691 [13.3%]	135,321 [11.3%]	284,012 [12.3%]	150,656 [12.7%]	125,330 [9.7%]	275,987 [11.1%]	560,000 [11.7%]	600,000 [12.6%]
Net income	86,701 [7.8%]	89,708 [7.5%]	176,409 [7.6%]	86,647 [7.3%]	83,943 [6.5%]	170,590 [6.9%]	347,000 [7.2%]	365,000 [7.7%]
Net income per share	13.70	14.25	27.96	13.77	13.34	27.11	55.07	57.97

[ ]: Return on sales

( ) in "Elimination of intersegment transactions" row indicate negative numbers

Fiscal 2006 (April 1, 2006 to March 31, 2007)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Fiscal 2006
	Apr.-June 2006	July-Sept. 2006	Apr.-Sept. 2006	Oct.-Dec. 2006	Jan.-Mar. 2007	Oct. 2006-Mar. 2007	Apr. 2006-Mar. 2007
Sales	942,788	1,040,642	1,983,431	1,082,790	1,235,923	2,318,713	4,302,145
Steelmaking and steel fabrication	776,579	841,844	1,618,423	904,520	959,433	1,863,954	3,482,377
Engineering and construction	71,800	87,576	159,376	81,432	127,159	208,591	367,968
Urban development	14,032	18,843	32,875	10,105	51,366	61,471	94,347
Chemicals	75,059	82,988	158,047	82,433	78,274	160,708	318,755
New materials	15,704	16,149	31,853	17,108	16,638	33,747	65,601
System solutions	30,832	39,273	70,105	31,048	55,351	86,400	156,505
Elimination of intersegment transactions	(41,220)	(46,031)	(87,251)	(43,857)	(52,301)	(96,159)	(183,410)
Operating profit	119,590 [12.7%]	146,777 [14.1%]	266,368 [13.4%]	162,032 [15.0%]	151,697 [12.3%]	313,729 [13.5%]	580,097 [13.5%]
Steelmaking and steel fabrication	109,582 [14.1%]	132,321 [15.7%]	241,903 [14.9%]	148,486 [16.4%]	124,172 [12.9%]	272,659 [14.6%]	514,562 [14.8%]
Engineering and construction	55 [0.1%]	1,194 [1.4%]	1,250 [0.8%]	4,075 [5.0%]	7,705 [6.1%]	11,780 [5.6%]	13,031 [3.5%]
Urban development	1,571 [11.2%]	2,742 [14.6%]	4,314 [13.1%]	922 [9.1%]	9,064 [17.6%]	9,987 [16.2%]	14,301 [15.2%]
Chemicals	4,190 [5.6%]	6,928 [8.3%]	11,119 [7.0%]	7,609 [9.2%]	4,917 [6.3%]	12,526 [7.8%]	23,645 [7.4%]
New materials	935 [6.0%]	905 [5.6%]	1,841 [5.8%]	566 [3.3%]	721 [4.3%]	1,287 [3.8%]	3,129 [4.8%]
System solutions	2,532 [8.2%]	2,604 [6.6%]	5,137 [7.3%]	2,256 [7.3%]	6,598 [11.9%]	8,855 [10.2%]	13,992 [8.9%]
Elimination of intersegment transactions	721	80	802	(1,885)	(1,481)	(3,366)	(2,564)
Ordinary profit	123,079 [13.1%]	145,828 [14.0%]	268,907 [13.6%]	169,025 [15.6%]	159,707 [12.9%]	328,733 [14.2%]	597,640 [13.9%]
Net Income	74,748 [7.9%]	89,356 [8.6%]	164,105 [8.3%]	99,272 [9.2%]	87,804 [7.1%]	187,077 [8.1%]	351,182 [8.2%]
Net income per share	11.28	13.93	25.15	15.49	13.69	29.17	54.29

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Hiroyuki Marukawa, General Manager, Public Relations Center-Tel: 81-3-3275-5014

Supplementary Information on the Forecast for Fiscal 2007

Japanese Steel Industry

1. Crude Steel Production

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2006FY	28.97	29.08	58.05	30.16	59.69	117.75
2007FY	29.89	29.91	59.80	30.87	Approx. 61.31	Approx.* 121.11

*estimated figure(Ministry of Economy,Trade and Industry)

2. Inventory Volume

At the end of:	Inventory at manufacturers and distributors (million tons)	Inventory /shipment ratio (%)	Rolled sheets *1 (million tons)	H-flange beams *2 (million tons)
May 2006	5.41	115.0	4.13	0.280
June 2006	5.25	101.5	4.03	0.280
July 2006	5.31	104.0	4.04	0.278
Aug. 2006	5.41	112.8	4.17	0.273
Sep. 2006	5.35	101.0	4.05	0.269
Oct. 2006	5.35	98.0	3.98	0.260
Nov. 2006	5.21	97.6	3.81	0.257
Dec. 2006	5.37	106.3	3.89	0.257
Jan. 2007	5.54	109.2	4.06	0.267
Feb. 2007	5.37	105.8	3.98	0.270
Mar. 2007	5.37	95.7	4.03	0.277
Apr. 2007	5.43	106.8	4.07	0.271
May 2007	5.65	108.5	4.20	0.274
June 2007	5.43	101.2	4.07	0.270
July 2007	5.49	106.0	4.11	0.256
Aug. 2007	5.63	113.6	4.25	0.253
Sep. 2007	5.61	107.1	4.19	0.267
Oct. 2007	5.63	103.5	4.16	0.278
Nov. 2007	5.52	105.6	4.10	0.281
Dec. 2007	5.66	114.1	4.09	0.279
Jan. 2008*3	5.64	112.3	4.19	0.264

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

*3 Preliminary report

Nippon Steel (Non-consolidated basis)

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2006FY	7.54	7.87	15.41	7.97	15.22	30.64
2007FY	7.67	7.96	15.63	8.09	Approx. 16.30	Approx. 31.90

4. Crude Steel Production

(Consolidated basis)

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2006FY	8.45	8.71	17.16	8.94	17.37	34.52
2007FY	8.72	8.92	17.64	9.24	Approx. 18.50	Approx. 36.10

(Non-consolidated basis)

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2006FY	7.70	8.01	15.71	8.16	15.89	31.60
2007FY	7.99	8.22	16.21	8.37	Approx. 16.80	Approx. 33.00

5. Steel Products Shipment

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2006FY	7.59	7.83	15.42	7.96	16.09	31.51
2007FY	7.89	8.15	16.04	8.23	Approx. 16.80	Approx. 32.90

6. Average Price of Steel Products

(thousands of yen / ton)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2006FY	71.6	75.2	73.4	76.3	77.1	75.3
2007FY	78.3	80.3	79.3	80.2	Approx. 80	Approx. 80

7. Export Ratio of Steel Products (Value basis)

(%)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2006FY	32.2	32.4	32.3	31.4	32.4	32.3
2007FY	33.3	34.9	34.1	32.3	Approx. 32	Approx. 33

8. Foreign Exchange Rate

(¥/US$)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2006FY	115	116	115	117	119	117
2007FY	120	119	119	113	110	115

9. Unrealized Gains on Available-for-Sale Securities

(billion yen)

	2007FY(estimated)	2006FY	difference
Consolidated	534.9(318.9)	734.8(438.0)	-199.9(-119.1)
Non-consolidated	487.9(290.8)	660.7(393.8)	-172.7(-102.9)
【Nikkei 225】	【13,603yen】(February 29,2008)	【17,288 yen】	【-3,684yen】

* Figures in parentheses were after adopting deferred tax accounting.

10. Amount of Capital Expenditure and Depreciation

・Capital Expenditure (billion yen)

	2007FY (estimated)	2006FY
Consolidated	Approx. 310.0	270.0
Non-consolidated	Approx. 230.0	200.0

・Depreciation (billion yen)

	2007FY (estimated)	2006FY
Consolidated	Approx. *245.0	192.5
Non-consolidated	Approx. 180.0	134.2

*Included influence of tax system revisions 35.0￥billion

March 26, 2008

FOR IMMEDIATE RELEASE

Nippon Steel Corporation

Representative: Akio Mimura, President and Representative Director

Code Number: 5401

Contact about this Issue:

Kazumasa Shinkai, Group Manager, General Administration

Telephone Number: 03-3275-5178

Nippon Steel Announces the Shelf Registration of Stock Acquisition Rights and Revisions to the Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure)

Since the effective period of the Shelf Registration of Stock Acquisition Rights (the "Shelf Registration") filed in connection with the Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure) (the "Plan") adopted by Nippon Steel Corporation ("NSC") on March 29, 2006 will expire on April 5, 2008, NSC has determined at its Board of Directors (the "Board") held on March 26, 2008 to renew the Shelf Registration as described below. Also, the Board has made certain revisions to the Plan in terms of terminology and others based upon recent amendments to the relevant laws as described below.

1. Outline of Shelf Registration

(i) Type of Securities Subject to Shelf Registration	Stock Acquisition Rights
(ii) Planned Registration Period	Two years elapsing from the effective date of this shelf registration (from April 6, 2008 to April 5, 2010)
(iii) Way of Allotment	Gratis Allotment of the Stock Acquisition Rights
(iv) Amount of Scheduled Issuance	0 yen (Note 1) 9,917,077,000 yen (Note 2)
	Notes 1. Refers to an aggregate issuance amount of the Stock Acquisition Rights. 2. Refers to a total amount of an aggregate issuance amount of the Stock Acquisition Rights and an amount to be paid upon exercise of the Stock Acquisition Rights.

2. Revision of the Plan

Since the adoption of the Plan in March 2006, amendments to the relevant laws have been made, such as those to the Securities and Exchange Law and the Commercial Code. In connection with such amendments to the relevant laws, the Board determined to make certain revisions to the Plan in terms of terminology and others. The revised Plan is attached hereto as an Exhibit. Those revisions will become effective on the same date as the effective date of the above Shelf Registration. Although the Plan provides that the Board shall review the Plan no later than the third anniversary (i.e., March 28, 2009) of the initial adoption date of the Plan in light of circumstances then existing, the revisions to the Plan this time are not made under such review provision, but are made only in terms of terminology and others based upon recent amendments to the relevant laws. Therefore, those revisions do not change the basic policy and procedures of the Plan at all.

The revised Plan is also posted on our home page at http://www.nsc.co.jp.

This translation is prepared for accommodation only. The Japanese language version is controlling if there is any discrepancy.

FAIR RULES FOR THE ACQUISITION OF SUBSTANTIAL SHAREHOLDINGS

(TAKEOVER DEFENSE MEASURE)

OF

NIPPON STEEL CORPORATION

Enforced on March 29, 2006

Revised on April 6, 2008

1. <u>Purpose of Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure)</u>.

These Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure) (the "Plan") are adopted by Nippon Steel Corporation (the "Company") in accordance with, among other things, applicable statutory provisions, the rulings of Japanese courts concerning takeover defenses, the relevant rules concerning the adoption of takeover defenses by Tokyo Stock Exchange, Inc., and the "Guidelines Regarding Takeover Defense for the Purposes of Protection and Enhancement of Corporate Value and Shareholders' Common Interests", promulgated by the Ministry of Economy, Trade and Industry and the Ministry of Justice.

In the event that a takeover proposal is made, the ultimate decision as to whether or not to accept the proposal should be made by the shareholders of the Company at the time the takeover proposal is made. Furthermore, when a takeover proposal is made, in order to preserve corporate value and the common interests of shareholders it is necessary to create an environment in which the shareholders of the Company can make an informed judgment based on sufficient information and with a reasonable time period to consider the proposal.

In light of the above, the Company has adopted the Plan, which sets forth a clear path that a bidder can follow to commence a takeover proposal. The Plan is designed to enable the shareholders to make an informed decision as to whether to accept a takeover proposal, as well as to prevent excessive stock accumulation on a large scale which would be detrimental to corporate value and the common interests of shareholders, by requiring a bidder to provide the Board of Directors of the Company (the "Board") with sufficient information and a reasonable time period to permit the Board to consider the takeover proposal and pursue alternatives.

Accordingly, the Rights (as defined in Section 5(1)) will be issued only in the cases where specified in Section 5(1).

2. <u>Definition of an Acquiring Person</u>.

As used in this Plan, "Acquiring Person" shall mean any person who is the holder of 15% or more of the Voting Rights Ratio[1] of the Shares, Etc.[2] of the

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[1] "Voting Rights Ratio" shall mean, as the case may be, either (a) the "Shareholding Ratio" (as defined in Article 27-23(4) of the Financial Instruments and Exchange Law) with respect to the holder (including those deemed to be holders pursuant to Article 27-23(3) of the Financial Instruments and Exchange Law) and the Co-Holder (as defined in footnote 4 below) of the Shares, Etc. of the Company (as provided in Article 27-23(1) of the Financial Instruments and Exchange Law), or (b) the aggregate of (x) the "Shareholding

(continued . . .)

Company, and shall include Special Related Parties[3] and Co-Holders[4] of the Acquiring Person; provided, however, that the term "Acquiring Person" shall not include:

(i) Any person who is the holder of 15% or more of the Voting Rights Ratio of the Shares, Etc. of the Company on March 29, 2006 when this Plan is first adopted, or who becomes the holder of 15% or more of the Voting Rights Ratio of the Shares, Etc. of the Company solely as a result of an acquisition of its own stock by the Company until such time hereafter or thereafter as such person becomes the holder (other than by means of a stock dividend or stock split) of any additional Shares, Etc.;

(ii) Any person who is the holder of 15% or more of the Voting Rights Ratio of the Shares, Etc. of the Company but who became such holder without the aim of controlling or influencing the business activities of the Company,

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Ratio" (as defined in Article 27-2(8)(i) of the Financial Instruments and Exchange Law) applied to a bidder of a Tender Offer and (y) the "Shareholding Ratio" (as defined in Article 27-2(8)(ii) of the Financial Instruments and Exchange Law) applied to the Special Related Party (as defined in footnote 3 below) of the Company's Shares, Etc. (as provided in Article 27-2(1) of the Financial Instruments and Exchange Law). In the calculation of each Shareholding Ratio, the Company shall refer to the total number of voting rights (as provided in Article 27-2(8) of the Financial Instruments and Exchange Law) and the total number of issued shares (as provided in Article 27-23(4) of the Financial Instruments and Exchange Law) most recently disclosed by the Company. Following the promulgation of any laws and regulations succeeding the Financial Instruments and Exchange Law and its related cabinet orders, cabinet ordinances and ministerial ordinances, each provision of the Financial Instruments and Exchange Law and its related regulations cited herein shall refer to the provision corresponding thereto in such succeeding laws and regulations, unless otherwise determined by the Board.

2 "Shares, Etc." is as defined in Article 27-23(1) or Article 27-2(1) of the Financial Instruments and Exchange Law.

3 "Special Related Party" is as defined in Article 27-2(7) of the Financial Instruments and Exchange Law, excluding such persons as set forth in Article 3(2) of the Cabinet Ordinance Regarding Disclosures in a Tender Offer by Third Parties.

4 "Co-Holders" is as defined in Article 27-23(5) of Financial Instruments and Exchange Law, including those deemed as Co-Holders pursuant to Article 27-23(6) of the Financial Instruments and Exchange Law.

if such person promptly divests, or promptly enters into an agreement with, and satisfactory to, the Company, in its sole discretion, to divest (without exercising or retaining any power, including voting power, with respect to such shares) sufficient Shares, Etc., and thereafter divests such shares so that such person ceases to be the holder of 15% or more of the Voting Rights Ratio; or

(iii) The Company, any subsidiary of the Company and any employee stock ownership or other employee benefit plan of the Company or a subsidiary of the Company (or any entity or trustee holding Shares, Etc. for or pursuant to the terms of any such plan or for the purpose of funding any such employee stock ownership or other employee benefit plan of the Company or of any subsidiary of the Company).

3. Requirement for a Qualifying Offer.

In order to be considered by the shareholders, any proposal by a person (a "Bidder") which, if consummated, would result in the creation of an Acquiring Person, must be a Qualifying Offer. A "Qualifying Offer" is a binding offer to acquire Shares, Etc. in a Tender Offer[5] or any other transaction which provides all shareholders an equal opportunity to participate, which binding offer shall not be subject to any conditions that could not be conditions to a Tender Offer, whether or not the proposal contemplates the making of a Tender Offer, and satisfies all the following requirements:

(i) As to such offer, the Required Information (as listed in Exhibit A attached hereto) has been provided to the Board, (A) which information is not on its face deficient or materially inaccurate in light of information publicly available at the time; or (B) (x) as to which information outside counsel to the Bidder of international reputation has provided a written opinion to the Board that the Required Information contains no untrue statement of a material fact or omission of any material fact or any fact necessary to make the Required Information, in light of the circumstances under which it is provided, not misleading (the "Required Information Opinion") and (y) if there is a regulatory condition to the transaction described in such offer, such outside counsel to the Bidder has advised the Board in writing that the Bidder has provided the Company with all material information to determine the likelihood of regulatory approval or any divestitures that may be required (the "Regulatory Opinion");

(ii) The Bidder shall not commence such offer, acquire Shares, Etc. or enter into a binding agreement to acquire Shares, Etc. pursuant to its proposal until after a "Shareholders Vote" (as defined in Section 4(2)) is held at which the shareholders do not approve issuance of the Rights; and

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5 "Tender Offer" is defined in Article 27-3(1) of the Financial Instruments and Exchange Law.

(iii) As to such offer, the Board has not determined, following consultation with, and/or receipt of advice from, its outside counsel and an investment banking firm, both of international reputation, that the Bidder may fit within one of the following categories, as a result of which an apparent damage to the common interests of the shareholders may be caused:

(A) A so-called "green mailer", or a person who acquires shares with no intention to participate in the management of the Company in order to raise the Company's share price and sell his/her holdings to parties concerned with the Company at a higher price;

(B) A person who acquires the Company's shares to engage in so-called "scorched earth" management, or temporarily takes control over the Company and causes it to transfer operationally indispensable assets (including plants and equipment, intellectual property rights, expertise, trade secrets, major business partners and customers) to the purchaser or its group companies;

(C) A person who acquires the Company's shares to divert its assets as collateral for or repayment of debts of the acquirer or its group companies after taking control over the Company; or

(D) A person who temporarily takes control over the Company to cause it to dispose of significant assets, including properties and trading securities, not immediately related to its operations, in order to cause it to temporarily distribute high dividends or to allow the acquirer to sell the Company's shares at a higher price through a rise in share price resulting from the temporarily high dividend payments, or is otherwise planning to prey on the Company.

4. Shareholders Vote.

If a Qualifying Offer is proposed, a Shareholders Vote shall be held as follows:

(1) Review Period. When the Board has received (x) all of the Required Information or (y) the Required Information Opinion and, if applicable, the Regulatory Opinion, the Company shall promptly make a public announcement to such effect (the day on which the Board has received all of the Required Information shall be referred to as the "Review Period Commencement Date"). The Board, unless it determines that the Qualifying Offer is in the best interests of the Company and its shareholders, shall set a record date for the Shareholders Vote (the "Shareholder Voting Record Date"), which shall be publicly announced at least two weeks in advance. The Shareholder Voting Record Date is effective for three months. The Shareholder Voting Record Date shall be the earliest possible day in light of applicable law relating to setting a record date and the requirements of Japan Securities Depository Center, Inc. ("JASDEC") concerning the forwarding of information regarding owners of Shares, Etc. registered in JASDEC's book-entry system, following the applicable period set forth in (i) through (iii) below:

(i) In the event that the proposal is a Qualifying Offer that is a Tender Offer for all Shares, Etc. for cash and does not involve a two-tiered structure (a takeover which coerces shareholders into accepting a higher priced front-end tender offer by setting unfavorable terms or not specifically indicating terms for the back-end of the transaction for any shareholders who do not accept the front-end tender offer), the time period shall be 12 weeks starting on the Review Period Commencement Date.

(ii) For any proposal other than the proposal described in (i) above, the time period shall be 18 weeks starting on the Review Period Commencement Date.

(iii) Notwithstanding the foregoing (i) and (ii),

(A) In the event the Board has received an opinion with respect to such Qualifying Offer from an internationally recognized investment banking firm which states that the offer price is inadequate from a financial point of view, the time period provided in (i) or (ii) above, as the case may be, shall be extended for an additional eight weeks; and

(B) If the Bidder has neither submitted the securities registration statement(s), the securities reports, the quarterly securities reports, the semi-annual securities reports and extraordinary reports (including any amendment of each of such statement(s) and reports), each prepared in Japanese, required to submit under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (including any law succeeding the Financial Instruments and Exchange Law of Japan) covering the past five years, nor published any documents corresponding thereto in Japanese covering the past five years (excluding any summary in Japanese of such documents which were available only in a foreign language), the time period provided in (i) or (ii) above, as the case may be, and as extended in accordance with (iii)(A) above, as applicable, shall be extended for an additional four weeks.

(2) Shareholders Vote. A "Shareholders Vote" shall mean the Company's shareholders' voting by either a Written Ballot (as defined below) or at a meeting held to confirm shareholders' will in relation to the implementation of the Rights (a "Shareholders Will Confirmation Meeting"). A Shareholders Will Confirmation Meeting may be held in conjunction with an ordinary general shareholders meeting or at an extraordinary general shareholders meeting. The Board shall, on or before the Shareholder Voting Record Date, determine which method to use to obtain a Shareholders Vote, including the form of voting instruction. In case of a Written Ballot, the required vote shall be the affirmative vote of a majority of the shares with voting rights voting, with at least one-third of the Shares, Etc. being required to vote. In the case of a Shareholders Will Confirmation Meeting, there shall be a requirement for a quorum of one-third of the Shares, Etc. and the required vote shall be the affirmative vote of a majority of the shares with voting rights of the shareholders present.

The shareholders registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Shareholders Voting Record Date determined by the Board in accordance with (1) above shall have one right to vote by the Written Ballot or at a Shareholders Will Confirmation Meeting per voting right attached to their Shares, Etc. granted under applicable laws and the Company's Articles of Incorporation.

"Written Ballot" shall mean a written ballot of the shareholders of the Company, for which the Board shall dispatch the shareholders entitled to vote thereon a voting form that shall state, or enclose a form stating, the matters to be voted on and by what date (the "Voting Date") the voting form shall be returned to the Company. The Board shall dispatch such voting form at least three weeks prior to the Voting Date.

The provisions for the convocation of and the exercise of voting rights at an ordinary general shareholders meeting and an extraordinary general shareholders meeting under the applicable laws and the Company's Articles of Incorporation shall apply *mutatis mutandis* to the convocation of and the exercise of voting rights at a Shareholders Will Confirmation Meeting.

A Shareholders Vote in which a majority of the shares voted are cast in favor of the implementation of the Rights being allowed to proceed pursuant to the Plan shall constitute "Shareholder Approval for the Implementation of the Rights".

The Board may, in order to preserve corporate value and the common interests of the shareholders, recommend that the shareholders vote in favor of the implementation of the Rights.

In the event that the Board commenced the process for the Shareholders Vote based on a determination that a specific proposal constitutes a Qualifying Offer, if, prior to the completion of the Shareholders Vote, such proposal is subsequently determined not to be a Qualifying Offer, the Board may at any time terminate such process for the Shareholders Vote and implement the Rights in accordance with the provisions of Section 5(1).

(3) Amendments to Qualifying Offer. If, following delivery of the Required Information, Bidder shall in any material manner amend its proposal described in the Required Information (the "Proposal") in a manner that the Board, after consultation with an internationally recognized investment banking firm, determines is less favorable to the Company and the common interest of the shareholders, the Board shall terminate any process underway with respect to obtaining a Shareholders Vote and shall consider such amended proposal as a new proposal under the terms of this Plan. If, following delivery of the Required Information, Bidder shall in any material manner amend the Proposal in a manner that the Board, after consultation with an internationally recognized investment banking firm, determines is not less than favorable to the Company and the common interest of the shareholders (the "Improved Proposal"), the Board shall, to the extent practicable in light of the current status of the process contemplated by this Plan, submit the Improved Proposal to the shareholders in accordance with the currently applicable time periods under this Plan. In order to be assured of a timely submission of an Improved Proposal, all Required Information with respect to such Improved Proposal must be submitted no later than two weeks before any Shareholder Voting

Record Date; to the extent any proposal is submitted after such date or it is not otherwise practicable to submit the Improved Proposal to the shareholders in accordance with the currently applicable time period, the proposal shall be considered a new proposal under the terms of this Plan unless the Board otherwise determines in its sole discretion. In any event, the Shareholders Vote shall be held within the period in which the Shareholder Voting Record Date is effective and the Board may extend the date of the Shareholders Vote already determined to any date within period.

5. Implementation of Plan (Issuance of Rights).

(1) If the events set forth in (i) or (ii) below occur, the Board will promptly pass a resolution to implement the Rights and will set a record date (the "Allotment Date") to determine those shareholders who are allotted the stock acquisition rights described herein (the "Rights"):

(i) A Tender Offer which, if consummated, would result in the creation of an Acquiring Person, is commenced, unless (A) the Tender Offer is commenced promptly following the Shareholders Vote at which there is not received Shareholder Approval for the Implementation of the Rights and the Tender Offer is made pursuant to the terms of the Proposal considered by the shareholders at the Shareholders Vote, or (B) the Tender Offer is commenced promptly after the Board has determined that the Qualifying Offer is in the best interests of the Company and its shareholders and the Tender Offer is made pursuant to the terms of the Proposal considered by the Board; or

(ii) A "Stock Acquisition Date" occurs, other than in the case (A) where the Stock Acquisition Date occurs promptly following the Shareholders Vote at which there is not received Shareholder Approval for the Implementation of the Rights and the Stock Acquisition Date occurs on the terms of the Proposal considered by the shareholders at the Shareholders Vote, or (B) where the Stock Acquisition Date occurs promptly after the Board has determined that the Qualifying Offer is in the best interests of the Company and its shareholders and the Stock Acquisition Date occurs on the terms of the Proposal considered by the Board. A "Stock Acquisition Date" shall mean the first date on which there shall be a public announcement by the Company (by any means) that a person has become an Acquiring Person.

The Company may allot Rights by the way of a gratis allotment.

In the event that the relevant tender offer period is extended, the Allotment Date may be changed in the sole determination of the Board to the extent permitted under applicable law. If the Allotment Date is set as a result of the commencement of a Tender Offer and the Tender Offer is terminated or expires without the acquisition of Shares, Etc. prior to the issuance of the Rights, the Company shall not issue the Rights unless otherwise required under applicable law.

(2) Terms of Rights. Subject to the terms of the Plan, the Board may allot the Rights any number of times. The Company may allot Rights by the way of a gratis allotment, and necessary matters relating to the gratis allotment shall be determined by the Board. The terms of the Rights are as follows:

(i) Shareholders to Whom Rights Are Allotted. The shareholders of the Company registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Allotment Date will have the right to be allotted one Right for each share of common stock of the Company (the "Common Stock") held of record as of the Allotment Date (except for the Common Stock held by the Company).

(ii) Types of Shares to be Issued upon Exercise of Rights and Number of Shares by Type. Each Right will entitle the holder thereof to receive, upon payment of the exercise price (if applicable) as set forth in (v) below, one share of Common Stock or such lesser or greater percentage of a share of Common Stock as the Board shall determine, taking into consideration the authorized shares available, at the time the Board passes a resolution to implement the Rights.

(iii) Total Number of Rights. The maximum number of Rights will be the same as the total number of outstanding shares of Common Stock as at the close of the Allotment Date (excluding the number of shares of Common Stock then held by the Company).

(iv) Issuance Price of Rights. The Rights shall be issued for no consideration.

(v) Exercise Price of Rights. The exercise price of the Rights shall be one (1) Japanese Yen per share of Common Stock to be issued upon the exercise.

(vi) Exercise Period of Rights. The exercise period of the Rights shall be a period determined by the Board at the time of the resolution for the issuance of the Rights which shall be no more than two months.

(vii) Conditions of Exercise of Rights. The Rights are exercisable subject to the conditions set forth in (3) below.

(viii) Acquisition by the Company. The Company may acquire for no consideration any Rights then outstanding in the event (A) that the Plan is terminated in accordance with the provisions of Section 6, or (B) that the Board, in its discretion and at any time before the Stock Acquisition Date occurs, deems it appropriate to acquire the Rights as of a certain date.

(ix) Non-transferability of Rights. The Rights will be transferable only with the approval of the Board.

(x) Compulsory Acquisition. The Company may (A) issue Rights which, if exercisable under this Plan, may be compulsorily acquired by the Company in exchange for Shares, Etc., and (B) taking into consideration the number of authorized shares available, issue stock acquisition rights, in lieu of or in addition to the Rights, which can be acquired by the Company in exchange for assets other than Shares, Etc.

(3) Exercise of Rights. The Rights are exercisable (or if the Rights have a provision under which they may be compulsorily acquired by the Company in exchange for the Shares, Etc. or other assets, then exchangeable) only to the extent that the Stock Acquisition Date has occurred. Notwithstanding the foregoing, any Rights that are beneficially owned by an Acquiring Person may not be exercised (or if the Rights have a provision under which they may be compulsorily acquired by the Company in exchange for the Shares, Etc. or other assets, then may not be exchanged) under any provision of this Plan. As a condition to exercising the Rights (or, if the Board so determines, as a part of any compulsory acquisition of the Rights, to the extent permitted by law), the Company shall be entitled to require the holder of the Rights to certify that such holder is not an Acquiring Person and does not hold the Rights on behalf of an Acquiring Person and to provide such additional evidence as the Company shall reasonably request, and in the absence of such certification and evidence, then the Company shall be entitled conclusively to deem the beneficial owner thereof to be an Acquiring Person and accordingly will deem such Rights to be not exercisable.

In the event that a holder of the Rights agrees to transfer the Common Stock to be issued upon the exercise of the Rights to an Acquiring Person, the Company shall be entitled conclusively to deem the Rights to be beneficially owned by the Acquiring Person. In the event that a shareholder to whom the Rights have been allotted has transferred or agreed to transfer his or her shares of Common Stock held as of the Allotment Date to an Acquiring Person, the Company shall be entitled conclusively to deem such shareholder to have agreed to transfer to the Acquiring Person the Common Stock to be issued upon the exercise of the Rights.

Any Rights which are attempted to be transferred in violation of this Plan may not be exercised.

(4) Other Matters. Any matters required under the laws for the issuance of the Rights not otherwise contained herein shall be determined by the Board.

6. Supplements, Amendments, Review and Termination.

(1) Termination of the Plan. The Plan shall be terminated at the time which is the earliest of (i) immediately prior to the purchase the Shares, Etc. pursuant to a Qualifying Offer as a result of which a majority of Shares, Etc. are acquired, in response to which the implementation of the Rights has been rejected by the Shareholders Vote, (ii) the termination of this Plan by the Board under Section 6(2), and (iii) the sixth anniversary of the date of this Plan, unless extended by action of the Board (in which case the Plan shall expire at the time to which it has been so extended). Upon termination of this Plan, the Company shall as promptly as possible announce such termination; provided, however, that the Company shall not be required to give any notice to individual shareholders in connection therewith.

(2) Supplements, Amendments, Review and Termination of the Plan by the Board. The Company may from time to time supplement or amend this Plan by a resolution of the Board without the approval of any holders of Rights or

Shares, Etc. (i) prior to the Stock Acquisition Date, in any respect, including, without limitation, as result of any legislative, judicial or regulatory developments, and (ii) after the Stock Acquisition Date, to make any changes that the Company may deem necessary or desirable, including, without limitation, as result of any legislative, judicial or regulatory developments, and which shall not materially adversely affect the interests of the holders of Rights generally or in order to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with any other provisions herein or otherwise defective. The Company may terminate this Plan at any time by a resolution of the Board prior to the Stock Acquisition Date. No later than the third anniversary of the date hereof, the Board shall review this Plan, in light of circumstances then existing. If the Company supplements, amends, reviews or terminates this Plan under this Section 6(2), the Company shall as promptly as possible announce such supplements, amendments, review or termination; provided, however, that the Company shall not be required to give any notice to individual shareholders in connection therewith.

7. Notices. Notices or demands authorized or required by this Plan to be given or made by any Rights to or on the Company shall be sufficiently given or made if delivered or sent by mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Name: Nippon Steel Corporation
Address: 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan
Attention: General Administration Division

Notices or demands authorized or required by this Plan to be given or made by the Company to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of stock acquisition rights of the Company. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

8. Suspension of Exercisability. Notwithstanding Section 5, to the extent that the Company determines in good faith that some action will or need be taken to comply with law (which, for the purpose of this Section, includes any foreign law), the Company may, to the extent permitted by law, suspend the exercise of the Rights for a reasonable period in order to take such action or comply with such laws. In such case, the Company will as promptly as practicably possible make an announcement that an exercise of Rights has been suspended. The Company shall not be required to give any notice to the holders of the Rights or any other parties in connection with such suspension, unless otherwise required by applicable law.

9. GOVERNING LAW. THIS PLAN AND THE RIGHTS ISSUED HEREUNDER SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF JAPAN.

10. Impact on Shareholders.

(1) Impact on the Shareholders upon the Adoption of this Plan. Since the Company is not issuing Rights at the time of the adoption of this Plan, this Plan will have no particular, direct impact on the rights and interests of the shareholders.

(2) Impact on the Shareholders upon the Issuance of the Rights. One Right will be allotted for no consideration to a holder of one share of Common Stock registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Allotment Date determined by the Board at the time of the issuance of the Rights. If a shareholder fails to apply for the Rights during the application period (except where the Company allots the Rights without the application by the shareholders), pay the exercise price (one (1) Japanese Yen per share of Common Stock to be issued upon the exercise) or otherwise follow the procedure required for the exercise of his or her Rights during the exercise period (except where the Company issues the Rights which may be compulsorily acquired by the Company in exchange for the Company's shares or other assets, and acquires the Rights in accordance with their terms), such shareholder's ownership will be diluted due to the exercise of the Rights by other shareholders.

(3) Procedures to be Followed by the Shareholders.

(i) Registration of Transfer of the Shares. In the event that the Board has determined to issue the Rights, the Company will publicly announce the Allotment Date. Since the shareholders registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Allotment Date will be entitled to apply for the Rights (or will be granted the Rights, if the Company allots the Rights without the application by the shareholders), the shareholders will not be entitled to the Rights, unless they are the holder of record in the register of shareholders of the Company by the Allotment Date, except for the shares deposited with JASDEC.

(ii) Procedure for Application for the Rights. The Company will send a notice regarding the right to apply for the Rights along with an application form to the shareholders registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Allotment Date. The shareholders may apply for the Rights during the application period determined by the Board by submitting to the application handling agent the completed application form on which the shareholder's name is put and his or her seal is affixed. If a shareholder fails to apply during the application period, such shareholder shall no longer be entitled to apply for the Rights; provided, however, that in the event that the Company elects to allot the Rights without the application by the shareholders, a shareholder registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Allotment Date shall automatically become a holder of Rights as of the effective date of the allotment.

(iii) Procedure for Exercise of the Rights. The Company will send to each shareholder who has applied for the Rights during the application period (or, if the Company elects to allot the Rights without the application by the shareholders, each shareholder registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Allotment Date) a form for exercise of the Rights which includes a certification to be verified by the shareholder that he or she is not, or does not hold the Rights on behalf of, an Acquiring Person, along with such other documents as necessary for the exercise of the Rights. Once the Rights have been issued, a shareholder may receive a share of Common Stock (or such lesser or greater percentage of a share of Common Stock as the Board shall determine) for each Right upon submitting such documents and paying one (1) Japanese Yen per share of Common Stock to be paid to the payment handling agent during the exercise period; provided, however, that in the event that the Company issues the Rights which may be compulsorily acquired in exchange for the Company's shares or other assets, the holders of such Rights will, upon the Company taking the necessary actions, receive the Company's shares or such other assets in exchange of the Rights without paying the exercise price (in such case, holders of the Rights may be required to submit a form designated by the Company which certifies that he or she is not, or does not hold the Rights on behalf of, an Acquiring Person).

For details of the procedures for application, registration of transfer of shares, or payment of the exercise price, the shareholders will be required to refer to the public announcement or notice to shareholders when the Board has determined to issue the Rights.

In order to deliver Required Information under Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure) of Nippon Steel Corporation (the "Plan") to the Board, the following written information must be provided in Japanese, to the attention of the General Administration Division, Nippon Steel Corporation, at 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan. Capitalized terms not defined herein have the meaning set forth in the Plan.

1. <u>Identity</u>

Provide the name, business address and business telephone number of each Bidder, any person directly or indirectly controlling each Bidder including the ultimate controlling person (the "Ultimate Parent") as well as all Co-Holders and Special Related Parties of each Bidder and the Ultimate Parent, directors and officers of each Bidder and of the Ultimate Parent and each person acting in concert with any Bidder or Ultimate Parent in respect of the offer (collectively, "Disclosing Persons"). Describe the relationship between each Disclosing Person and each Bidder.

For Disclosing Persons which are natural persons, provide such persons' principal occupation or employment for the past five years through the present, including the principal business and address of any corporation or other organization ("Entity") in which the occupation or employment is or was conducted, giving the applicable starting and ending dates for each employment, and the age and citizenship of such persons.

Disclosing Persons which are Entities should provide the principal business of such Entity and the jurisdiction of organization and audited consolidated financial statements (however, the most recent financial statements may be unaudited, if not audited at that time) and non-consolidated financial statements, both covering the past five years (or if five years have not been passed since its incorporation, then covering the period from the incorporation), and if such Entity is under statutory obligation to file an annual securities report in Japan, registration statement(s), the annual securities report, <u>the quarterly securities reports,</u> semi-annual securities reports and extraordinary reports, and any amendment thereto, filed in the past five years (if five years have not been passed since it became subject to such obligation, then in the period since it became subject to such obligation).

All Disclosing Persons should disclose if they have been (i) convicted in a criminal proceeding in the past ten years (excluding traffic violations or similar misdemeanors), and if so, the crime committed, the penalty (or other disposition) imposed, and the court involved or (ii) a party to a judicial or administrative proceeding in the past ten years that resulted in, or where the relief sought is, a judgment, decree or final order finding such person in violation of, or enjoining future violations or prohibiting activities related to, the Securities and Exchange Law (Law No. 25 of 1948, as amended, including the Financial Instruments and Exchange Law and any law succeeding it), the Commercial Code (Law No. 48 of 1899, as amended), the Corporate Law (Law No. 86 of 2005), the Act Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade (Law No. 54 of 1947, as amended) or environmental laws, or laws of any jurisdiction that are counterparts of the foregoing, or of any other litigation which would reasonably be likely to be material to a decision by the Company's shareholders, and shall disclose the terms of any such judgment, decree or order. Describe the nature of any material pending litigation or other legal proceedings in or outside Japan in which any Disclosing Person is currently involved.

2. Interest in Securities

Disclose all securities of the Company held by the Disclosing Persons, all transactions involving securities of the Company by any Disclosing Person in the last 180 days (including nature of transaction, price, where and how the transaction occurred, and, if known, the other party to the transaction), and all agreements, arrangements and understandings of any Disclosing Person with any other person, whether or not in writing and whether or not legally enforceable, relating to any securities of the Company.

3. Terms of the Proposal

Provide the terms of the Tender Offer or other proposal made or proposed to be made by the Disclosing Persons, including the method of the acquisition, the total number and class of securities sought, the amount and nature of the consideration to be offered, the contemplated expiration date, whether the Tender Offer may be extended, any withdrawal or amendment rights to be provided, the condition to the reduction of the offer price, the conditions to the Tender Offer or other transaction, any provisions regarding the pro rata acceptance of securities if the Tender Offer is to be for less than all shares, whether a two-tiered structure is contemplated, if so, the terms of such two-tiered structure, and the tax consequences of the Tender Offer or other transaction.

4. Purpose of the Transaction; Plans for the Company

State the purpose of, and provide a description of, the transaction, any plans, proposals or negotiations that the Bidder contemplates to conduct or execute after or concurrently with the acquisition and would result in any of the following transactions: a share transfer, transfer of business, merger, demerger, stock-for-stock exchange or stock-for-stock transfer, a sale or transfer of material assets (including intellectual property rights), a reorganization or liquidation or any other extraordinary transaction or action, any change in present dividend rate or policy, indebtedness or capitalization, any change in the present management of the Company, any material change in the Company's corporate structure, business, relations with employees (including hiring, transferring or dismissing of employees), the Company's business plans (including plans for business operations of the Company's steel plants and factories), or relations with the Company's business partners, customers, affiliates, local communities or any other interested parties, the acquisition or disposition of securities of the Company, any delisting of the Common Stock from any stock exchange, or any changes in the Company's constituent documents.

5. Source of Funds

State the specific sources and total amount of funds to be used in the Tender Offer or other acquisition of the Shares, Etc. of the Company, including the material terms and conditions of any financing (including, without limitation, the identity of parties, term, collateral, and stated and effective interest rates) and any plans to repay such financing.

6. Arrangements with the Company

Describe any present or proposed material agreement, arrangement or understanding between the Disclosing Persons and the Company or any of its management or affiliates.

7. Regulatory Approvals

Describe in detail any applicable regulatory requirements which must be complied under laws or regulations of Japan or any other jurisdiction or approvals which must be obtained from Japanese or foreign regulatory entities under antitrust laws or any other laws or regulations or from any third parties. Provide in detail any information regarding compliance with the applicable regulatory requirements or regarding the likelihood of approval.